SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 6, 2012

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Disclosure Statement - For the sale of shareholding equal to 30% minus one share of the voting share capital of Snam S.p.A.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: June 6, 2012

DISCLOSURE STATEMENT

For the sale of shareholding equal to 30% minus one share

of the voting share capital of Snam S.p.A.

Prepared pursuant to Article 5 of the Regulation adopted by Consob with Resolution no. 17221 of 12 March 2010, as amended by Resolution no. 17389 of 23 June 2010 and pursuant to Article 71 of the Regulation adopted by Consob with Resolution no. 11971 of 14 May 1999, as amended and supplemented.

June 2012

This disclosure statement has been published at the registered office of Eni S.p.A., on the website of Eni S.p.A. (www.eni.com), and on the website of Borsa Italiana S.p.A. (www.borsaitaliana.it) on 6 June 2012.

Highlights of the Issuer

Eni Group	Full year 2011

(Euro million)	Consolidated Financial Statements	Pro-Forma Financial Statements

Consolidated operating profit	17,435	15,351
Consolidated net profit (*)	6,860	6,452
- per share (Euro)	1.89	1.78
Net capital employed	88,425	75,823
Shareholders' equity	60,393	62,506
of which: - Eni's shareholders	55,472	59,315
of which: - non-controlling interest	4,921	3,191
Net borrowings	28,032	13,317
Leverage	0.46	0.21
ROACE (%)	9.7	10.4
Average number of shares outstanding (million)	3,622.6	3,622.6

(*)	Attributable to Eni's shareholders.

INDEX

DEFINITIONS	5
INTRODUCTION	9
1.	WARNINGS	11
1.1	Risks associated with potential conflicts of interest arising from the Transaction with a related party	11
1.2	Risks or uncertainties of the Transaction that can materially influence the Issuer’s activity	11
1.2.1	Risks or uncertainties related to the Transaction	11
1.2.2	Risks associated with the preparation of pro-forma financial statements	12
2.	INFORMATION ON THE TRANSACTION	13
2.1	Summary description of the terms and conditions of the Transaction	13
2.1.1	Description of the company target of the Transaction	13
2.1.2	Terms and conditions of the Transaction	16
2.1.3	Criteria for determining the consideration of the Transaction and evaluations on its fairness in relation to market values for similar transactions	18
2.1.4	Allocation of the sale proceeds	22
2.2	Reasons, purpose and benefits of the Transaction	22
2.2.1	Reasons for the Transaction, particularly with regard to the Issuer’s operating objectives	23
2.3	Relations with SNAM and CDP	23
2.3.1	Related Parties involved in the Transaction	23
2.3.2	Relevant relationships maintained by the Issuer either directly or indirectly through its subsidiaries, with the company target of the Transaction and existing at the time the Transaction is completed	23
2.3.3	Relevant relationships and agreements between the Issuer, its subsidiaries, the executives and members of the board of directors of the Issuer and the entity to which the Shares are sold	24
2.3.4	Impact of the Transaction on the remuneration of members of the board of directors of the Company and/or of its subsidiaries	24
2.3.5	Members of the board of directors and board of statutory auditors, general managers and executives of the Company parties to the Transaction (if any)	24
2.3.6	Procedure for approval of the Transaction	24
2.4	Documents available to the public and places where they may be consulted	26
3.	ECONOMIC AND CAPITAL IMPACTS OF THE TRANSACTION	27
3.1	Economic and capital effects of the Transaction	27
3.1.1	If, pursuant to Article 5, paragraph 2, of the Consob Regulation, the significance of the Transaction stems from the combination of several transactions carried out during the year with the same related party, or with parties related both to the latter and to the Company, the information given hereinabove must refer to all such transactions	27

3.2	Significant effects of the Transaction on key factors that influence and characterise the Issuer’s activity, and the type of business performed by the Issuer	27
3.3	Possible impacts of the Transaction on the strategies pursued in the commercial, financial and centralised service relationships between ENI Group companies	28
4.	CONSOLIDATED PRO-FORMA FINANCIAL STATEMENTS OF THE ISSUER	29
4.1	Introduction	29
4.2	Pro-forma Consolidated Balance Sheet	32
4.2.1	Snam Deconsolidation	32
4.2.2	Intercompany transactions	33
4.2.3	Effects of the Transaction	33
4.3	Pro-forma Consolidated Profit and Loss Account	35
4.3.1	Snam Deconsolidation	35
4.3.2	Intercompany transactions	35
4.3.3	Effects of the Transaction	36
4.4	Pro-forma Reclassified Consolidated Balance Sheet	38
4.4.1	Assumptions for elaboration of pro-forma data	39
4.5	Historic and pro-forma ratios per share of the ENI Group	40
4.6	Comparative capital ratios of the historic consolidated financial statements and the pro-forma financial statements at 31 December 2011	40
4.7	Auditors’ examination report on the pro-forma consolidated financial data	42
5.	BUSINESS OUTLOOK FOR THE ISSUER AND ITS GROUP	43
5.1	Guidance on trends in the operating performance of the Issuer since the end of the financial year of reference for its last published annual report	43
5.2	Reasonable earnings forecast for the current year	44
Appendix "A" – Opinion of the Internal Control Committee of Eni S.p.A. issued on 29 May 2012	46
Appendix "B" – Fairness opinion of Mediobanca S.p.A. on the adequacy of the consideration for the transfer by Eni S.p.A. of the shareholding equal to 30% minus one share of the voting share capital of Snam S.p.A.	46
Appendix "C" – Fairness opinion of Morgan Stanley Bank International Limited, Milan Branch on the adequacy of the consideration for the transfer by Eni S.p.A. of the shareholding equal to 30% minus one share of the voting share capital of Snam S.p.A.	46
Appendix "D" – Fairness opinion of Rothschild S.p.A. in support of the Internal Control Committee on the adequacy of the consideration for the transfer by Eni S.p.A. of the shareholding equal to 30% minus one share of the voting share capital of Snam S.p.A.	46
Appendix "E" – Report of the auditing company on the pro-forma consolidated economic and financial figures	46

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DEFINITIONS

The definitions of the key terms used in this Disclosure Statement are as follows:

"AEEG"	Autorità per l’Energia Elettrica e il Gas ("Regulatory Authority for Electricity and Gas"), with registered office at Via dei Crociferi no. 19, Rome.
"Shares"	The total of 1,013,590,481 ordinary shares of SNAM, with a nominal value of Euro 1.00 – or the number of SNAM shares that at the Closing Date represent 30% less 1 share of the voting shares of SNAM – to be sold to CDP.

"Borsa Italiana"	Borsa Italiana S.p.A., with registered office at Piazza degli Affari no. 6, Milan.
"CDP"	Cassa Depositi e Prestiti S.p.A., with registered office at Via Goito no. 4, Rome; Tax Identification Number ("codice fiscale") and Rome Companies Register no. 80199230584.
"Closing"	Execution of the Transaction, through transfer of ownership of the Shares and payment of the first tranche of the Consideration.
"Internal Control Committee"	The ENI Internal Control Committee, all of whose members are independent and unrelated non-executive directors, which is designated by the Related Parties Procedure as the committee responsible for the examination of related party transactions not concerning remunerations and for expressing a justified opinion on the interest of the Company to execute the transactions as well as on the convenience and substantial correctness of the relative conditions.

"Consob"	The Commissione Nazionale per le Società e la Borsa (i.e. the Italian securities and exchange commission), with registered office at Via G.B. Martini no. 3, Rome.
"Agreement"	The agreement for the purchase and sale of the Shares that must be negotiated and executed by

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15 June 2012, between ENI, in its capacity as seller, and CDP, in its capacity as buyer.
"Consideration"	The consideration owed by CDP for the purchase of the Shares, in the amount of Euro 3.47 for each of the Shares and for a total of Euro 3,517,158,969.08, currently referable to no. 1,013,590,481 shares.

"Closing Date"	The date on which the Closing will take place, which will be the later of the following dates: (i) 15 October 2012 or (ii) within five business days after satisfaction of the last of the conditions precedent for the Closing.

"Disclosure Statement"	This disclosure statement prepared (i) pursuant to Article 71 of the Issuers Regulation and Article 5 of the Related Parties Regulation and Related Parties Procedure, and (ii) in compliance with Outline ("Schema") 3 in Appendix 3B of the Issuers Regulation and Appendix 4 of the Related Parties Regulation.

"DPCM"	The Decree of the President of the Council of Ministers issued on 25 May 2012 pursuant to Article 15 of Law Decree no. 1 of 24 January 2012.
"Issuer", "ENI" or "Company"	Eni S.p.A., with registered office at Piazzale Mattei no. 1, Rome; Tax Identification Number ("codice fiscale") and Rome Companies Register no. 00484960588.
"ENI Group"	ENI and its consolidated subsidiaries taken as a whole.
"Mediobanca"	Mediobanca – Banca di Credito Finanziario S.p.A., with registered office at Piazzetta Enrico Cuccia no. 1, Milan, Tax Identification Number ("codice fiscale") and Milan Companies Register no. 00714490158, entered in the Register of Banks and Bank Groups at no. 10631.0, parent company of the "Mediobanca" bank group.

"Morgan Stanley"	Morgan Stanley Bank International Limited, Milan Branch, with registered office at Palazzo

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Serbelloni, Corso Venezia no. 16, Milan, Taxpayer Identification Number ("codice fiscale") and Milan Companies Register no. 13255350152.
"Transaction"	The transaction described in this Disclosure Statement, concerning the sale of the Shares by ENI to CDP.
"Related Parties Procedure" or "Procedure"	The "Management System Guideline – Operazioni con interessi degli amministratori e sindaci e Operazioni con Parti Correlate" ("Management System Guideline – Transactions Involving the Interests of the Directors and Statutory Auditors and Transactions with Related Parties") approved by the ENI Board of Directors on 18 November 2010, as amended on 19 January 2012.

"Rothschild"	Rothschild S.p.A., with registered office at Via Santa Radegonda no. 8, Milan Tax Identification Number ("codice fiscale") and Milan Companies Register no. 09682650156.
"Issuer Regulation"	The Regulation adopted by Consob with Resolution no. 11971 of 14 May 1999, as amended and supplemented.
"Related Parties Regulation"	The Regulation entitled "Measures Governing Related Party Transactions," adopted by Consob with Resolution no. 17221 of 12 March 2010, as amended.
"SNAM"	SNAM S.p.A., with registered office at Piazza Santa Barbara no. 7, San Donato Milanese (MI), Tax Identification Number ("codice fiscale") and Milan Companies Register no. 13271380159.
"SNAM Group"	SNAM and its consolidated subsidiaries taken as a whole.
"Term Sheet"	The preliminary binding agreement made by ENI and CDP on 30 May 2012, which describes the principal terms of the Transaction and the principal conditions for negotiating and stipulating the Agreement.

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"Consolidated Finance Law" or "TUF"	Italian Legislative Decree no. 58 of 24 February 1998, as amended and supplemented.

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INTRODUCTION

This disclosure statement (the "Disclosure Statement") has been prepared by Eni S.p.A. (the "Issuer", "ENI" or the "Company") pursuant to (i) Article 71 of the Regulation adopted by Consob with Resolution no. 11971 of 14 May 1999, as amended and supplemented (the "Issuers Regulation") and (ii) Article 5 of the Regulation adopted by Consob with Resolution no. 17221 of 12 March 2010, as amended and supplemented, entitled "Measures Governing Related Party Transactions" (the "Related Parties Regulation") and the "Management System Guideline – Operazioni con interessi degli amministratori e sindaci e Operazioni con Parti Correlate" ("Management System Guideline – Transactions Involving the Interests of the Directors and Statutory Auditors and Transactions with Related Parties") approved by the ENI Board of Directors on 18 November 2010, as amended on 19 January 2012 (the "Related Parties Procedure" or the "Procedure").

This Disclosure Statement has been prepared in relation to the sale, by the Company to Cassa Depositi e Prestiti S.p.A. ("CDP"), of a total of 1,013,590,481 (onebillionthirteenmillionfivehundred ninetythousandfourhundredeighty-one) shares in SNAM S.p.A. ("SNAM") – the company that owns 100% of the share capital of Snam Rete Gas S.p.A., GNL Italia S.p.A., Stoccaggi Gas Italia S.p.A. (abbreviated as Stogit S.p.A.) and Italgas S.p.A., the four operating companies that operate and develop the natural gas transport, regasification, storage and distribution activities – or the other number of SNAM shares that at the Closing Date represent 30% less 1 share of the voting shares of SNAM (the "Transaction").

As announced to the market on 30 May 2012, the Transaction implements the provisions of the Decree of the President of the Council of Ministers issued on 25 May 2012 (the "DPCM").

The DPCM was issued pursuant to Article 15 of Law Decree no. 1 of 24 January 2012 (converted into Law no. 27 of 24 March 2012), pursuant to which ENI must divest SNAM in accordance with the divestiture guidelines (so-called "ownership unbundling") set out in Article 19 of Legislative Decree no. 93 of 1 June 2011, and in accordance with the criteria, terms and conditions defined in the DPCM specifically to ensure the complete independence of SNAM from the largest natural gas production and sale company. More specifically, the DPCM requires that ENI reduce its current shareholding in SNAM pursuant to Article 19 of Legislative Decree no. 93 of 1 June 2011 as soon as market conditions allow, but no later than eighteen months after the effective date of the statute converting Law Decree no. 1 of 24 January 2012 into law1 (25 September 2013), for the purpose of transferring control pursuant to Article 2359, paragraph 1 of the Italian Civil Code of SNAM, in view of maintaining a stable core shareholding in SNAM sufficient to guarantee the development of strategic activities and protect the public utility service provided by the company, on the one hand, and more diffused shareholdings by investors, on the other hand.

In particular, the DPCM provides that: (i) in view of maintaining a stable core shareholding in SNAM, ENI shall sell no less than 25.1% (twenty-five point one per cent) of the share capital of SNAM to CDP in one or more tranches through direct negotiations, as soon as market conditions allow and consistently with the provisions of Article 15 of Law Decree no. 1 of 24 January 2012; (ii)

(1)	i	The conversion Law no. 27 of 24 March 2012, published in the Gazzetta Ufficiale della Repubblica Italiana ("Official Gazette of the Republic of Italy") on 24 March 2012, came into force on 25 March 2012 (pursuant to Article 1 of that statute).

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in view of guaranteeing the greatest possible number of shareholders in SNAM after the sale envisaged at item (i), ENI shall sell its remaining shareholding in SNAM to the market and institutional investors through transparent and non-discriminatory sales procedures; (iii) beginning on the deadline date stipulated in Article 15 of Law Decree no. 1 of 24 January 2012 (converted into Law no. 27 of 24 March 2012), or, if earlier, beginning on the date of loss of control by ENI over SNAM, pursuant to Article 2359, paragraph 1, of the Italian Civil Code, the voting rights associated with the shares acquired through acts, transactions or agreements executed in any form, as well as those that might already be directly or indirectly owned by gas and/or electric power producers or suppliers or by companies that control them, or are controlled by or associated with them pursuant to the Italian Civil Code, or any nominating authority attributed to them are limited, pursuant to the provisions of Article 19, paragraphs 1, letters (b) and (c), and 2 of Legislative Decree no. 93 of 1 June 2011.

This Disclosure Statement, published on 6 June 2012, is available to the public at the registered office of the Company, located at Piazzale Mattei, 1 – Rome, on the Company website www.eni.com, in the sections "Publications", "Investor Relations" and "Governance", and on the Borsa Italiana S.p.A. website www.borsaitaliana.it.

The following documents are published as appendices to this Disclosure Statement and on the Company website, pursuant to Outline no. 3 of Appendix 3B of the Issuers Regulation (entitled "Outline Disclosure Statement for Significant Acquisitions or Disposals of Equity Investments, Business Units, Assets, and Subscription in Specie") and Article 5(5) of the Related Parties Regulation: (i) the unanimous opinion issued by the Internal Control Committee on the of the Company in including the Transaction and on convenience and substantial correctness of the relative conditions; (ii) the fairness opinion issued by the independent expert Rothschild S.p.A., in support of the Internal Control Committee, attesting to the fairness of the consideration agreed for sale of the SNAM shares in the Transaction; (iii) the fairness opinions issued by the advisors Mediobanca S.p.A. and Morgan Stanley Bank International Limited, Milan Branch, in support of the ENI Board of Directors, attesting to the fairness of the consideration agreed for sale of the SNAM shares in the Transaction, and (iv) the independent auditor’s report on its analysis of the pro-forma consolidated balance sheet and income statement for the financial year ended at 31 December 2011.

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1.	WARNINGS

The principal risks and uncertainties associated with the Transaction, which may significantly impact on the activity of the Issuer, and those connected to its nature of related party transaction are summarised as follows.

The contents of the Warnings must be read together with the other information provided in the Disclosure Statement.

1.1	Risks associated with potential conflicts of interest arising from the Transaction with a related party

At the date of this Disclosure Document, ENI is under the de facto control of the Italian Ministry of Economy and Finance ("Ministero dell’Economia e delle Finanze" or "MEF") which owns a direct shareholding of 3.934% and an indirect shareholding of 26.369%, through CDP, which is controlled in turn by MEF due to the latter’s 70% shareholding in CDP.

Consequently, based on the above, it is pointed out that the Transaction counterparty CDP is a related party of ENI pursuant to Article 2(a) (i) and (ii) of the Procedure adopted by the Company, insofar as – at the date of this Disclosure Statement – it owns a shareholding in ENI sufficient to exercise significant influence on the latter as well as being subject, with ENI, to the MEF's common control.

The Transaction is a related party transaction of greater importance pursuant to the Consob Regulation and the Company Procedure; consequently, it is subject to the rules set out in Article 5 of such Procedure.

The Internal Control Committee – which is the committee of independent and unrelated directors responsible for giving a justified opinion on the interest of the Company in concluding the Transaction and on convenience and substantial correctness of the relative conditions pursuant to the Procedure – has been promptly informed, pursuant to Article 5 of the Procedure, of the terms and conditions of the Transaction and has also participated in the discovery process and negotiations through receipt of a complete and prompt series of information. The Internal Control Committee has therefore unanimously expressed its favourable opinion on the Transaction itself. This opinion is attached to this Disclosure Statement as Appendix "A".

The Transaction does not expose ENI to specific risks associated with potential conflicts of interest, other than those that are typically associated with related party transactions.

1.2	Risks or uncertainties of the Transaction that can materially influence the Issuer’s activity

1.2.1	Risks or uncertainties related to the Transaction

Following the transaction, Eni will dispose of its regulated businesses in the Italian gas sector. This is a risk factor to the Company as those businesses, by their very nature, have

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ensured stable results and cash flow over time. Management believes that the changed business portfolio of Eni with greater exposure to the activity of exploration and production of hydrocarbons, will make ENI Group results of operations and cash flow more strictly correlated to the business cycle and volatility in oil and other energy commodity prices.

Moreover, management believes that following the divestment of the regulated gas businesses the ENI business portfolio will become more comparable to other major integrated international oil companies. This may increase the attractiveness of the ENI share to those investors who are interested to have full exposure to the oil sector as opposed to the ENI business portfolio before the Transaction, which was characterized by the significant weight of its utility component.

1.2.2	Risks associated with the preparation of pro-forma financial statements

The Section 4 of the Disclosure Statement, presents the pro-forma consolidated balance sheet at 31 December 2011 and the pro-forma consolidated income statement at 31 December 2011 of ENI, and the related explanatory notes (the "Pro-Forma Consolidated Financial Statements"). The Pro-Forma Consolidated Financial Statements have been prepared to represent the principal effects of the Transaction. In particular, the Pro-Forma Consolidated Financial Statements, which have been reviewed by the Eni’s public independent accounting firm Reconta Ernst & Young S.p.A., which issued its report on 6 June 2012, have been prepared to furnish on the basis of accounting policies consistent with those adopted by the Issuer to prepare its statutory financial reporting in compliance with applicable laws and regulations, the principal effects of the Transaction on the assets, liabilities, economic and financial position of the ENI Group, as if it had taken place: (i) on 31 December 2011, with respect to balance sheet; and (ii) on 1 January 2011, with respect to profit and loss.

Since pro-forma data are prepared to retroactively reflect the effects of subsequent transactions due to close in subsequent reporting periods, they are subject to certain limits notwithstanding compliance with commonly accepted accounting rules and use of reasonable assumptions. Therefore, please note that: (i) given that such pro-forma financial statements are based on assumption, the pro-forma results and equity do not necessarily correspond with those which would have actually and finally been determined in the event that the Transaction and the relevant economic and capital effects were actually incurred at the dates taken as references for the preparation of the pro-forma figures; (ii) the pro-forma financial statements do not reflect the changed prospects of the Issuer, insofar as they were prepared in such a way as to only represent the identifiable and reliably measurable effects of the Transaction and the related financial and economic transactions, without taking into account the potential effects which can be associated with revised management’s plans and policies and operational decision following the Transaction.

Furthermore, considering the different purposes of the pro-forma financial statements with regard to the historic financial statements and the different methods used to calculate the effects of the Transaction and the related financial and economic transactions with regard to the balance sheet and the profit and loss account, investors are urged to review the Pro-

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Forma Consolidated Financial Statements, without seeking accounting relationships between the pro-forma profit and loss account and the pro-forma balance sheet. Lastly, investors may want to consider that the Pro-Forma Consolidated Financial Statements do not intend to represent a forecast of the future results of the ENI Group; consequently, investors shall not use those pro-forma statements for financial projection purpose.

2.	INFORMATION ON THE TRANSACTION

2.1	Summary description of the terms and conditions of the Transaction

As announced to the market on 30 May 2012 and illustrated hereinabove, the Transaction implements the provisions of Article 1, paragraph 1 and 2, of the DPCM, which mandates Eni to dispose of no less than 25.1% (twenty-five point one per cent) of the share capital of SNAM in favour of CDP by means of a direct sale transaction, also in one or more tranches.

In this context, ENI and CDP have entered into a binding preliminary agreement (the "Term Sheet") that describes the principal terms of the Transaction and principal conditions for negotiating and making a purchase and sale agreement to complete and execute the sale by ENI to CDP of 30% less one share of the voting shares of SNAM (the "Agreement").

The parties have agreed on a fixed price of Euro 3.47 per share. The total consideration, Euro 3,517,158,969.08, shall be paid by CDP in three tranches, in the amounts and by the dates specified in subsection 2.1.2 hereunder. From the Closing Date to the date of payment, interest will accrue at rates in line with the prevailing market conditions on the tranches after the first tranche.

The Closing of the Transaction, which may occur on or after 15 October 2012, is expected to take place by the end of 2012, and is subject to certain conditions precedent including, in particular, antitrust approval.

2.1.1	Description of the company target of the Transaction

The target company of the Transaction is SNAM S.p.A., with registered office at Piazza Santa Barbara no. 7, San Donato Milanese (MI), fully subscribed and paid-in share capital of Euro 3,571,187,994, represented by 3,571,187,994 ordinary shares having a par value of Euro 1.00, entered in the Milan Companies Register with Tax Identification Number ("codice fiscale") 13271380159.

Pursuant to Article 10 of the Legislative Decree no. 93 of 1 June 2011 the company complies with the provisions of the so-called "Independent Transmission Operator" (ITO) set forth by chapter IV of the Directive 2009173/EC of 13 July 2006. In relation to this, on 5 December 2011 and effective from 1 January 2012 the following was resolved: (i) the change of the name from "Snam Rete Gas S.p.A." to "Snam S.p.A." of the company which owns 100% of the share capital of the four companies responsible for operation and development of natural gas transport, regasification, storage and distribution activities (Snam Rete Gas S.p.A., GNL Italia S.p.A., Stogit S.p.A. and Italgas S.p.A.); (ii) the contribution of the

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"transport, dispatch, remote control and metering of natural gas" going concern to a new company that has taken the name of Snam Rete Gas S.p.A. as at 1 January 2012.

The target company of the Transaction operates almost all of the Italian natural gas transport network, the re-gasification terminal at Panigaglia, an extensive local distribution network, and storage deposits and related facilities.

Italian transport activity

As a result of their nature as public utilities, transport and re-gasification activities are regulated by the Authority for Electricity and Gas ("AEEG") which sets tariffs and determines the terms and conditions for access to the provided services, the technical quality of the services, the method used to calculate rates, and the return on invested capital. This renders transport a low-risk business capable of delivering stable returns.

Snam Rete Gas S.p.A. (a fully-owned subsidiary of SNAM) is the principal natural gas transport operator in Italy, with 32,010 kilometres of pipelines on national territory (about 94% of the entire national transport system).

SNAM’s network includes:

-	a 9,080 kilometre long national transport network, mainly composed of large diameter high-pressure trunk lines that carry natural gas from the system entry points – import lines and the principal Italian natural gas fields – to the interconnection points with regional transport networks and storage sites. Natural gas from outside Italy is fed onto the national pipeline network at seven entry points, which are located at the interconnections with import pipelines (Tarvisio, Gorizia, Passo Gries, Mazara del Vallo and Gela) and the LNG regasification terminals (Panigaglia and Cavarzere); and

-	a 22,930 kilometre long regional transport network, made of pipelines whose diameter and operating pressure are generally lower than those on the national network. The regional pipeline network moves natural gas in limited areas, generally within a single region, supplying gas to industrial and thermoelectric customers and urban gas distribution networks.

The SNAM transport system is served by: (i) eleven compressor stations with a total power of 883.7 MW, used to increase gas pressure in pipelines to the level required for its flow; (ii) four marine terminals linking offshore pipelines with onshore pipelines located at Mazara del Vallo (Province of Trapani), Messina, Favazzina (Province of Reggio Calabria) and Palmi (Province of Reggio Calabria). Snam Rete Gas S.p.A. manages 22 interconnection and dispatching nodes and 568 plants areas containing pressure reduction and regulation units on the Italian transport network. These plants are used to regulate natural gas flows over the national network and interconnect pipelines operating at different pressures. Snam Rete Gas S.p.A. dispatches natural gas from an operating central that remotely monitors and controls operations on the transport network.

Regasification

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SNAM owns the LNG regasification terminal located at Panigaglia (Province of La Spezia, Liguria) through its subsidiary GNL Italia S.p.A. This terminal can re-gasify 17,500 cubic metres of LNG per day. Consequently, it can feed over 3.5 billion cubic meters of natural gas per year onto the Italian transport network when operating at full capacity.

Distribution

Distribution involves the transportation of natural gas through local networks that normally operate at low pressure to residential, commercial and small industrial customers in urban contexts. Through Italgas S.p.A. and other subsidiaries, SNAM distributes natural gas in 1,330 towns and cities over approximately 50,300 kilometres of pipelines, supplying 5.9 million customers with 7.64 billion cubic metres of natural gas in 2011. Just like transport and regasification, distribution activity as well, being a public utility, is regulated by the AEEG, which determines, inter alia, the methods used to calculate tariffs and return on invested capital. Gas distribution activities are operated under concession agreements whereby local public administrations award the service of gas distribution. In accordance with the provisions of the relevant legislation, natural gas distribution concessions will no longer be issued by individual municipalities but exclusively by the multi-municipality minimum geographical areas (known as "Ambiti Territoriali Minimi - ATEM", or local areas).

Storage

SNAM operates natural gas storage in Italy under concession arrangements through Stogit S.p.A. Storage services are provided through eight operating concessions, with an aggregate modulation capacity of 10 billion cubic metres. Four of these concessions are located in Lombardia (Brugherio, Ripalta, Sergnano and Settala), three in Emilia-Romagna (Cortemaggiore, Minerbio and Sabbioncello) and one in Abruzzo (Fiume Treste). These storage sites consist in gas fields previously utilised for the production of natural gas that have been adequately converted with proper infrastructure and facilities linking them to the national network. Gas is injected into and subsequently drawn from this storage system in compliance with the technical and operating constraints at each site.

Follows the illustration of the SNAM Group’s structure at the date of this Disclosure Document.

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Additional information is available on the company’s website www.snam.it.

2.1.2	Terms and conditions of the Transaction

Purpose of the Transaction

The purpose of the Transaction is the sale by ENI to CDP of no. 1,013,590,481 (one billion thirteen million five hundred ninety thousand four hundred eighty-one) shares, or the other number of SNAM shares representing 30% less one share of the voting shares of SNAM at the Closing Date (the "Shares")[2].

Transfer of property of the Shares will be made in full and in a single instance on the Closing Date, upon payment of the consideration pursuant to the terms and conditions set out hereunder.

Consideration

ENI and CDP have agreed to a price of Euro 3.47 (three point forty-seven) per share and, therefore, a total of Euro 3,517,158,969.08 (three billion five hundred seventeen million one hundred fifty-eight thousand nine hundred sixty-nine point zero eight), currently relating to no. 1,013,590,481 shares (the "Consideration").

The Consideration shall be paid by CDP in three tranches, in the amounts and by the due dates set out hereunder:

(2)	i	At the date of the Disclosure Document, the voting share capital of SNAM is represented by no. 3,378,634,943 shares.

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(i)	the first tranche of Euro 1,758,579,484.54 (one billion seven hundred fifty-eight million five hundred seventy-nine thousand four hundred eighty-four point five four ), to be paid at the Closing Date;

(ii)	the second tranche of Euro 879,289,742.27 (eight hundred seventy-nine million two hundred eighty-nine thousand seven hundred forty-two point two seven), to be paid by 31 December 2012; and

(iii)	the third tranche, for the balance of the consideration owed, in the amount of Euro 879,289,742.27 (eight hundred seventy-nine million two hundred eighty-nine thousand seven hundred forty-two point two seven), to be paid by 31 May 2013, without prejudice to the possibility for CDP to anticipate the payment of the tranches with respect to the dates indicated above.

From the Closing Date to the date of payment, interest will accrue at rates in line with the prevailing market conditions on the tranches that mature after the first tranche.

Should SNAM distribute dividends and/or reserves after issuance of the DPCM, the portion of these amounts attributable to the Shares shall be returned by ENI to CDP at the Closing Date.

Principal terms and conditions of the Agreement

ENI and CDP agreed to implement the Agreement no later than 15 June 2012. The Agreement shall reflect the terms and conditions agreed in the Term Sheet and provide for the customary clauses used in transactions consisting in the transfer of controlling equity interests in listed companies.

The Agreement shall also contain certain representations and warranties made by ENI in respect of ENI itself (including, inter alia, those concerning the full and exclusive property of the Shares, the temporary exercise of the rights pertaining to the Shares, and the achievement by ENI of all authorisations necessary for it to transfer the Shares). Moreover, the Agreement shall provide a series of warranties concerning SNAM as defined by ENI and CDP in the Term Sheet, concerning, inter alia, the 2011 consolidated financial annual report, pending litigation, the agreements and the infra-group relationships and the absence of change of control clauses in agreements or concessions additional to those which are available to CDP.

Property of the Shares shall be transferred and the first tranche of the total consideration shall be paid (the "Closing") on the later of the following dates (the "Closing Date"): (i) 15 October 2012 or (ii) within five business days after satisfaction of the last of the conditions precedent set out at sub-indents (a), (b) and (c) hereunder, without prejudice to the provisions of sub-indent (a) hereunder and on the assumption that the circumstances envisaged under sub-indent (d) shall not have occurred by the Closing Date.

The Closing of the Transaction is conditional upon the satisfaction of the following conditions precedent:

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(a)	issuance of the authorisations or approvals necessary to execute the Closing pursuant to antitrust law and the other regulatory provisions governing the transfer of Shares itself, it remaining understood that the fulfillment of the obligations related to the transfer of ownership pursuant to the combined provisions of Article 15 of Law Decree no. 1 of 24 January 2012 (converted into Law no. 27 of 24 March 2012) and Article 19 of Legislative Decree no. 93 of 1 June 2011, in relation to the Transaction shall not constitute a condition for the Closing, and the antitrust approvals shall be deemed granted even if they are conditional upon the implementation of measures and/or remedies of a structural or other nature. It is also understood that if, after giving notice of the combination, antitrust approval has not been granted on the basis of the foregoing by 15 December 2012, notwithstanding satisfaction of the other conditions precedent for Closing of the Transaction, ENI and CDP – unless the Antitrust Authority ("Autorità Garante della Concorrenza e del Mercato") has issued a suspension order pursuant to Article 17 of Law no. 287/1990 or the European Commission has the prerogative of examining the combination – they will still be obligated to execute the Closing by 31 December 2012. If the aforementioned approval is specifically denied, this condition shall be considered unfulfilled and the Agreement shall be deemed definitively cancelled and in any event unenforceable;

(b)	resignation of the three directors on the SNAM Board of Directors who are employees of ENI and designated by ENI itself, after CDP grants them full indemnity with the exception of fraud and/or gross negligence, and subsequent co-optation, pursuant to Article 2386 of the Italian Civil Code, of three directors designated by CDP; and

(c)	failure by the relevant institutions, entities or authorities to adopt or publish legislative, administrative or judicial acts or measures intended or such to preclude or limit, either wholly or partially, even on a transitional basis, the possibility of executing the Transaction at the terms and conditions set out in the Term Sheet.

Since the Board of Directors of SNAM convened the Extraordinary Shareholders' Meeting for 30 and 31 July 2012 (respectively, in first, second and third call), the Closing of the Transaction is subject to the approval by the Shareholders' Meeting of SNAM, by and no later than 1 August 2012, of a resolution concerning the cancellation of all the treasury shares held, with the exception of those used in the stock option plans.

Finally, ENI and CDP committed to negotiate in good faith for a reasonable amendment of the terms and conditions of the Agreement should certain extraordinary and unforeseeable events occur between the execution date of the Agreement and the Closing date such as to cause an exceptional and enduring alteration in the financial markets as a whole or cause prejudice to the infrastructure owned by SNAM and/or its subsidiaries.

2.1.3	Criteria for determining the consideration of the Transaction and evaluations on its fairness in relation to market values for similar transactions

Determination of the consideration of the Shares

As previously mentioned, the agreed amount of the Consideration is Euro 3.47 (three point four seven) per share and, therefore, a total of Euro 3,517,158,969.08 (three billion five hundred seventeen million one hundred fifty-eight thousand nine hundred sixty-nine point

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zero eight), to be paid by CDP in three tranches, for the amounts and at the due dates specified in subsection 2.1.2 hereinabove.

From the Closing Date to the date of payment, interest will accrue at rates in line with the prevailing market conditions on the tranches after the first tranche.

Should SNAM distribute dividends and/or reserves after issuance of the DPCM, the portion of these amounts attributable to the Shares shall be returned by ENI to CDP at the Closing Date.

Mediobanca S.p.A. ("Mediobanca") and Morgan Stanley Bank International Limited, Milan Branch ("Morgan Stanley"), acting as advisors, have issued, on request of the Company, a fairness opinion on the fairness of the consideration agreed for the sale of the Shares. Complete copies of the fairness opinions that have been independently prepared and issued by the advisors, Mediobanca and Morgan Stanley, are attached to this Disclosure Statement as Appendix "B" and Appendix "C". Reference is made here to their contents for a more detailed understanding of what is illustrated below.

In turn, the Internal Control Committee decided at its 22 May 2012 meeting to rely on the assistance of an independent expert, Rothschild S.p.A. ("Rothschild") in relation to the sale of the Shares by ENI to CDP for its evaluation pursuant to the Company Procedure.

To this end, the Internal Control Committee has asked the Company, in accordance with the provisions of the Procedure governing the transmission of information, to send Rothschild the documents necessary for preparation of its own fairness opinion on the consideration for sale of the Shares.

Appraisal methods

In the performance of their engagement consisting in the evaluation of the fairness, from a financial perspective, of the consideration for sale of the Shares, the advisors Mediobanca and Morgan Stanley (jointly referred to as the "Advisors") and the independent expert Rothschild have applied different appraisal methods that are normally used in best practices both inside and outside Italy.

The results that each of the Advisors and the independent expert have separately reached, by applying the methods indicated below, are briefly summarised here for illustrative purposes only.

The fairness opinions issued by the Mediobanca and Morgan Stanley Advisors on 30 May 2012 are attached to this Disclosure Document as respectively Appendix "B" and Appendix "C".

The fairness opinion issued by Rothschild, the independent expert appointed by the Internal Control Committee on 29 May 2012 is attached to this Disclosure Document as Appendix "D".

Appraisal methods used by Mediobanca

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Mediobanca has adopted the following as its principal appraisal methods: (i) observations of Stock Exchange Prices for SNAM stock and (ii) the Discounted Cash Flow ("DCF") method. Mediobanca has also adopted the following control methods: (i) the Market Multiples Method and (ii) the Comparable Transactions Method.

The method based on observation of Stock Market Prices has been applied taking into account the official price of SNAM stock at 25 May 2012, the date on which the DPCM was published, and the weighted average values for the daily volumes of the official price of SNAM stock calculated on the basis of one, three and six month time horizons prior to the DPCM publication date (inclusive). The surveyed stock prices, as applicable, have been adjusted to reflect payment of Euro 0.14 on 21 May 2012 for the balance of the ordinary dividend on 2011 net profit. Consequently, the estimated share price range for SNAM common stock lies between Euro 3.19 and Euro 3.37.

As to the application of the DCF method, carried out by Mediobanca, the analysis has led to the estimate of a share price range per SNAM share comprised between Euro 3.24 and Euro 3.56.

Mediobanca has also analysed the price-to-earnings multiples of comparable listed companies operating in the European regulated utilities sector to verify the principal methods indicated hereinabove. When applying this method, Mediobanca has estimated a share price range per SNAM share comprised between Euro 2.82 and Euro 3.02.

As an additional verification methodology, Mediobanca has also analysed the implicit multiples for transactions completed in Europe concerning the transfer of the controlling stake in similar sectors as those of SNAM, with regard to type of activity and risk profile. When applying this method, Mediobanca has estimated a share price range per SNAM share comprised between Euro 3.15 and Euro 3.74.

Appraisal methods used by Morgan Stanley

Morgan Stanley has adopted the Discounted Cash Flow ("DCF") method as its principal appraisal method and as verification methods (i) the analysis of the market prices of SNAM common stock for the periods prior to 25 May 2012, (ii) the market multiples for companies comparable to SNAM, (iii) the multiples of recent similar transactions, and (iv) the examination of the target price indicated in research published by analysts covering SNAM stock.

When applying the DCF method, Morgan Stanley has estimated a share price range per SNAM share comprised between Euro 3.18 and Euro 3.61.

The market price analysis is based on observation of the weighted average volumes of official prices for SNAM common stock during the periods prior to 25 May 2012 (date of the DPCM publication), inclusive. The surveyed stock prices, as applicable, have been adjusted to reflect payment of Euro 0.14 on 21 May 2012 for the balance of the ordinary dividend on 2011 net profit.

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This analysis reported the following values: (i) official price of Euro 3.19 per share as at 25 May 2012 ; (ii) average of Euro 3.27 per share at one month; (iii) average of Euro 3.37 per share at three months, and (iv) average of Euro 3.32 per share at six months.

As another control method, Morgan Stanley has analysed the market multiples of listed companies operating in the regulated utilities sector that are most comparable to SNAM.

When applying this method, Morgan Stanley has estimated a share price range per SNAM share comprised between Euro 2.82 and Euro 3.33.

Moreover, when using these control methods, Morgan Stanley has also analysed the implicit multiples in selected merger and acquisition transactions involving companies operating in the European regulated utilities sector since 2008.

When applying this method, Morgan Stanley has estimated a share price range per SNAM share comprised between Euro 3.11 and Euro 3.75.

Finally, as an additional verification parameter, Morgan Stanley has analysed the target prices indicated in research published between 14 February 2012 and 21 May 2012 by financial analysts that track SNAM stock. This analysis has indicated a target price range between Euro 3.40 and Euro 4.30.

Appraisal methods used by Rothschild

Rothschild has used the Discounted Unlevered Cash Flow ("DCF") method as its principal appraisal method. Furthermore, it has used SNAM stock prices prior to publication of the DPCM, the current market multiples for companies comparable to SNAM, the multiples of recent comparable transactions, and the value of SNAM infrastructure recognised by the regulator as verification methods.

Rothschild has performed analysis based on the Business Plan when applying its principal appraisal method (DCF) in order to calculate the present value of discounted operating cash flows. When applying this method, Rothschild has estimated a share price range per SNAM share comprised between Euro 3.10 (three point one zero) and Euro 3.43 (three point four three).

As its first control method, Rothschild analysed SNAM stock prices during the twelve months prior to publication of the DPCM, determining the following weighted averages for SNAM price volumes in different periods: (i) Euro 3.37 (three point three seven) at twelve months, (ii) Euro 3.31 (three point three one) at six months, (iii) Euro 3.36 (three point three six) at three months, and (iv) Euro 3.26 (three point two six) at one month.

As another control method, Rothschild has examined certain listed companies operating in the regulated gas transport and electricity infrastructure sector considered to be most comparable with SNAM, applying the EV/RAB, EV/EBITDA and P/E multiples derived from these analyses to the relevant financial figures of SNAM. When applying this method, Rothschild has estimated a share price range per SNAM share comprised between Euro 2.91 (two point nine one) and Euro 3.43 (three point four three).

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Rothschild has examined the public financial data of companies involved in recent mergers and acquisitions in the European gas infrastructure sector as an additional verification method, applying the EV/RAB multiple deriving from this analysis to the RAB (regulatory asset base) of SNAM. When applying this method, Rothschild has estimated a share price range per SNAM share comprised between Euro 2.79 (two point seven nine) and Euro 3.37 (three point three seven).

Finally, Rothschild has also analysed the RAB value recognised by the Italian regulator, by calculating the value of equity linked to RAB ("Equity RAB"). Application of this method has resulted in an estimate of Euro 3.17 (three point one seven) for Equity RAB.

2.1.4	Allocation of the sale proceeds

The Issuer intends to use the proceeds of the Transaction to reduce net borrowings thus strengthening the balance sheet. The strengthened financial position of ENI and a business portfolio more consistent with that of other integrated major oil companies following the divestment of the regulated gas activities will underpin the Issuer’s cash requirements in the ordinary course of the business, considering the Issuer’s plans to invest material amounts of funds in the research and production of hydrocarbons in future years.

2.2	Reasons, purpose and benefits of the Transaction

As mentioned in the introduction and communicated to the market on 30 May 2012, the Transaction implements the provisions of Article 1, paragraph 1 and 2, of the DPCM.

The DPCM was issued pursuant to Article 15 of Law Decree no. 1 of 24 January 2012, converted with amendments as Law no. 27 of 24 March 2012, entitled "Urgent Measures for Competition, Infrastructure and Competitiveness," pursuant to which "In order to introduce full independence of regulated transport, storage, regasification and distribution services from other competing activities in the energy sector, the rules, terms and conditions followed by SNAM S.p.A. are regulated by decree of the President of the Council of Ministers, as proposed by the Minister of Economic Development, in concert with the Minister of Economic Affairs and Finance, after consulting with the Electric Power and Gas Authority ["Autorità per l’energia elettrica e il gas"], to be issued by 31 May 2012, for adoption within eighteen months after the conversion law of this decree enters into force, of the divestiture plan envisaged in Article 19 of Legislative Decree 93 of 1 June 2011, issued in implementation of Directive 2009/73/EC."

In financial terms, the arm’s length cash sale will allow ENI to record a gain on its investment and improve its financial flexibility. Furthermore, the loss of control over SNAM and consequent deconsolidation of its finance debt will further improve the net financial position of ENI and related debt ratio, bringing it in line with competitor and helping to strengthen the ENI balance sheet in view of its previously announced growth strategies.

The Advisors have confirmed the fairness of the Consideration. As illustrated in more detail in subsection 2.1.3 hereinabove.

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2.2.1	Reasons for the Transaction, particularly with regard to the Issuer’s operating objectives

As illustrated hereinabove, the Transaction is intended to implement the statutory measures indicated in subsection 2.2. Consequently, ENI will concentrate on its other businesses after selling the Shares.

2.3	Relations with SNAM and CDP

2.3.1	Related Parties involved in the Transaction

At the date of this Disclosure Statement, ENI is subject to the de facto control of MEF, which holds a direct shareholding of 3.934% and an indirect shareholding, through the CDP, of 26.369%, which is controlled in turn by MEF through its 70% shareholding in CDP.

Consequently, the counterparty CDP is a related party of ENI in the Transaction pursuant to Article 2(a) (i) and (ii) of the Procedure adopted by the Company, insofar as it holds a stake in ENI that allows for a significant influence on the latter at the date of this Disclosure Statement, as well as being subject, with ENI, to the MEF’s common control.

According to the Consob Regulation and the Procedure adopted by the Company, the Transaction is a transaction with related parties of greater importance, as it is above the relevant thresholds applied to sale transactions pursuant to the Procedure.

2.3.2	Relevant relationships maintained by the Issuer either directly or indirectly through its subsidiaries, with the company target of the Transaction and existing at the time the Transaction is completed

At the date of this Disclosure Statement, the Company is a party to relevant agreements with SNAM and its subsidiaries, which become effective, are amended or terminated in the event of a change of control. In particular:

-	short-term loans granted by ENI to SNAM which, as at 31 December 2011, amount in aggregate to approximately Euro 2,787 million;

-	guaranties issued in the interest of SNAM and its subsidiaries by ENI or by banks having recourse against ENI itself, which, as at 31 December 2011, amount in aggregate to approximately Euro 85 million;

-	medium-long term loans granted by ENI to SNAM which, as at 31 December 2011, amount in aggregate to approximately Euro 8,412 million;

-	Interest Rate Swaps (IRS) of SNAM with ENI, whose nominal value, as at 31 December 2011, amounts in aggregate to approximately Euro 6,435 million.

Other agreements concern: (i) the provision of services by the Issuer for which, in the event of a change in control, SNAM might have to seek other counterparties to provide those services; and (ii) the terms and conditions to implement the Legislative Decree no. 130 issued on 13 August 2010 aiming at increasing competition in the natural gas market.

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The commercial transactions between ENI and SNAM mainly concern natural gas transport, regasification, distribution and storage services furnished by SNAM, which will continue to be operated by SNAM pursuant to the terms of applicable laws and regulations and as reflected in the existing contractual agreements today in force.

For further details refer to the 2011 Annual Report of Snam S.p.A. – Notes to the consolidated financial statements.

2.3.3	Relevant relationships and agreements between the Issuer, its subsidiaries, the executives[3] and members of the board of directors of the Issuer and the entity to which the Shares are sold

At the date of this Disclosure Statement, based on the declarations made by the persons to whom this may concern, there are no relationships nor relevant agreements between ENI, its subsidiaries, the managers and the members of the board of directors of ENI, on one side and CDP, on the other side.

2.3.4	Impact of the Transaction on the remuneration of members of the board of directors of the Company and/or of its subsidiaries

The Transaction does not trigger any change in the compensation of members of the board of directors of ENI nor of any of its subsidiaries.

2.3.5	Members of the board of directors and board of statutory auditors, general managers and executives of the Company parties to the Transaction (if any)

No members of the board of directors and board of statutory auditors, general managers and executives of the Company are involved in the Transaction as related parties.

2.3.6	Procedure for approval of the Transaction

Activity of the ENI Internal Control Committee

Article 5 of the Company Procedure envisages that the Internal Control Committee or one or more of its members delegated by that committee be involved in the negotiations and document review of transactions of greater importance through the receipt of complete and prompt information, with the right to request information and make comments to the delegated bodies and persons authorised to conduct negotiations or document review.

Moreover, Article 5 of the Procedure envisages that the transactions of greater importance with related parties be approved by the Company Board of Directors, after obtaining a favourable opinion from the Internal Control Committee, which must give its opinion on the Company’s interest in carrying out the Transaction, as well as the convenience and substantial correctness of its conditions.

Relying on the organisational resources of the Issuer, the Committee, wholly composed of independent and non-related directors, has selected an adequately independent and professional expert to assist the Committee in assessing the Transaction.

(3)	i	Defined as the managers with strategic responsibilities.

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The process of selecting an expert unrelated to ENI or to the Transaction counterparty pursuant to transparent and non-discriminatory criteria led to three companies being invited to submit a bid for the engagement and a concurrent statement on any potential conflicts of interest. The conflict of interest statement issued in compliance with the provisions of Annex 4 of the Consob Regulation envisages that the following be indicated: (i) any economic, equity and financial relationships with the ENI Group, the MEF, companies subject to common control and CDP itself; (ii) any economic, equity and financial relationships with the directors of the companies specified in item (i); (iii) any conflicts of interest that might compromise their independence in giving the fairness opinion. Such three companies have also been required to undertake not to accept other engagements that might trigger a conflict of interest with the engagement from the Internal Control Committee for 60 days after issuing their fairness opinion (the "cooling off period").

The bids received were opened in the presence of representatives of the Issuer and the Committee, after having examined the bids and held separate meetings with the candidates, unanimously decided on 22 May 2012 to grant Rothschild the engagement based on the following reasons: (i) detailed knowledge of the sector and the parties involved in the Transaction (ENI, SNAM and CDP); (ii) previous work as financial advisor on behalf of the Committee.

The independent expert selected by the Committee attended the negotiations with the counterparty, acquiring all evidence and documentation as necessary to discharge its mandate.

The independent expert, Rothschild, issued its reasoned opinion on 29 May 2012, attesting to the financial fairness for ENI of the consideration offered by CDP for the sale of the SNAM shares. That opinion is attached to this Disclosure Statement as Appendix "D".

On the same day, in compliance with the provisions of Article 5 of the Procedure, (i) having acknowledged that the Transaction satisfies the provisions of the DPCM, issued pursuant to Article 15 of Law Decree no. 1/2012, which requires ENI to sell no less than 25.1% of the share capital of SNAM to the CDP in one or more tranches through direct negotiations; (ii) having examined the opinion issued by the independent expert on the financial fairness of the Transaction, and (iii) on the basis of the information subsequently acquired by the independent expert Rothschild and the Company during the course of negotiations, the Internal Control Committee unanimously issued its opinion on the interest of ENI in concluding the Transaction and on convenience and substantial correctness of its conditions. That opinion is attached to this Disclosure Statement as Appendix "A".

Approval of the Transaction by the ENI Board of Directors

During the meeting of 30 May 2012, the Board of Directors, having received the favourable opinion of the Internal Control Committee concerning the interest of the Company to complete the Transaction, and concerning the convenience and substantial correctness of the relevant terms and conditions, unanimously approved the transfer to CDP of a shareholding of SNAM equal to 30% minus one share at the price of Euro 3.47 per share, according to the terms and modalities specified in the Term Sheet and the additional documentation submitted, as well as with respect to the provisions set out in the DPCM,

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delegating to the Chief Executive Officer the necessary managing powers for the finalization of the sale and purchase agreement and any other agreements, acts and documents relating or functional to the Transaction.

2.4	Documents available to the public and places where they may be consulted

This Disclosure Statement and its Appendices are published at the registered office of ENI, Piazzale Enrico Mattei no. 1, Rome, on the Issuer’s website www.eni.com, in the sections "Publications", "Investor Relation" and "Governance" and on the website of Borsa Italiana S.p.A. (www.borsaitaliana.it).

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3.	ECONOMIC AND CAPITAL IMPACTS OF THE TRANSACTION

3.1	Economic and capital effects of the Transaction

The sale of the Shares qualifies as a transaction of greater importance between related parties pursuant to the Consob Regulation and the Procedure adopted by the Company, insofar as the considered Transaction exceeds the relevant threshold of 5% applicable to disposals (i.e. the consideration and asset thresholds), specifically in regard to the fact that:

•	the relevant consideration threshold stands at 5.5%, on the basis of the ratio of the consideration to be paid for the Transaction and the market capitalization of ENI at 31 March 2012;

•	the relevant assets threshold stands at about 15%, on the basis of the ratio between the total assets of SNAM and the total assets of ENI.

Reference is made to Section 4 for an illustration of the operating and equity effects of the Transaction on profit and loss, assets and liabilities and financing.

3.1.1	If, pursuant to Article 5, paragraph 2, of the Consob Regulation, the significance of the Transaction stems from the combination of several transactions carried out during the year with the same related party, or with parties related both to the latter and to the Company, the information given hereinabove must refer to all such transactions

This hypothesis does not apply to the Transaction.

3.2	Significant effects of the Transaction on key factors that influence and characterise the Issuer’s activity, and the type of business performed by the Issuer

The Issuer will exit the regulated activities of the gas business (transport, re-gasification, distribution and storage) once the Closing occurs. These activities represent an autonomous business unit, being subject to regulation by an independent body, the AEEG, and geographically concentrated in Italy.

ENI will continue supplying and selling natural gas inside and outside Italy and generating and selling electric power through its Gas & Power Division. ENI will continue using the natural gas transport, re-gasification, distribution and storage services provided by SNAM.

The results of the Gas & Power Division will be more exposed to the volatility of energy commodity prices, changes in demand and competitive pressure. Additional effects of the Transaction on the ENI business portfolio are described in Section 1, subsection 1.2 "Risks or uncertainties stemming from the Transaction that can materially condition the Issuer’s activity".

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3.3	Possible impacts of the Transaction on the strategies pursued in the commercial, financial and centralised service relationships between ENI Group companies

The transaction in question has no implications for the commercial relations between ENI and SNAM, with specific regard to the provision of transport, regasification, distribution and storage of natural gas, which will continue to be provided pursuant to the terms set forth by the applicable law and reflected in the existing contractual agreements.

Moreover, the companies that operate transport, distribution, storage and LNG activities have been functionally separate from gas production and sale activities since 2008, pursuant to AEEG Resolution no. 11/07. In addition, clauses have been added to the bylaws of these companies in view of fulfilling the objectives of neutrality, non-discrimination and efficiency in the management of infrastructure and commercially sensitive information. The "Independent Transmission Operator" (ITO) model envisaged in the Third European Directive was enacted in Italian law in 2011. Although maintaining control of the companies that operate transport activities and own distribution networks is allowed under that model, it guarantees the decision-making and functional independence of the transporters.

Following the Transaction, ENI will no longer provide SNAM and its subsidiaries with financial services (i.e. short and medium or long-term financing, interest rate swaps and guarantees).

The strategic plan 2012-2015, announced to the market in March 2012, does not specify objectives in reference to SNAM and its subsidiaries, insofar as it is based on the guidelines of growing profitable oil and gas production in the upstream, strengthening market leadership in the European gas market, improving downstream oil efficiency, refocusing petrochemical operations and retaining top spots among the best-in-class engineering and construction players in the most technologically advanced segments.

The strategic plan 2012-2015 calls for capital expenditure of Euro 59.6 billion which, excluding the contribution of SNAM, is reduced by Euro 6.2 billion (to Euro 53.4 billion). Furthermore, the Transaction involves a significant improvement in Group leverage (ratio of net borrowings and shareholders’ equity) compared with what is indicated in the strategic plan as the target for 2015.

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4.	CONSOLIDATED PRO-FORMA FINANCIAL STATEMENTS OF THE ISSUER

4.1	Introduction

The pro-forma consolidated balance sheet and profit and loss account (the "Pro-Forma Consolidated Financial Statements") of ENI as of 31 December 2011 and for the year then ended and the related explanatory notes that also include the pro-forma reclassified consolidated balance sheet, are presented in this section. These Pro-Forma Consolidated Financial Statements retroactively apply the effects of the Transaction and the financial transactions related or consequent to it.

On the basis of the International Financial Reporting Standards ("IFRSs"), the Transaction involves: (i) the loss of control by ENI over SNAM and its deconsolidation; (ii) the recognition of its residual equity interest at its market value (at the date of the loss of control) and its classification as an available-for-sale asset by virtue of its being a "financial investment"[4].

The Pro-Forma Consolidated Financial Statements have been prepared on the basis of the Issuer’s consolidated financial statements for the year ended 31 December 2011 (the "Consolidated Financial Statements 2011") included in the Annual Report 2011, by applying the pro-forma adjustments reflecting the impacts of the Transaction and the financial transactions related or consequent to it, as illustrated hereunder.

The Consolidated Financial Statements 2011 were audited by Reconta Ernst & Young S.p.A., which issued its report on 4 April 2012.

Reference is made to notes 1, 2 and 3 in the Section "Consolidated Financial Statements" of the Annual Report 2011 for a description of the recognition and measurement criteria applied in preparing the Consolidated Financial Statements 2011.

The Pro-Forma Consolidated Financial Statements are presented on the basis of the presentation format used in the Annual Report 2011. The pro-forma reclassified consolidated balance sheet, which is derived from the Consolidated Financial Statements 2011, is presented by using the same reclassified format used in the Operating and Financial Review of the Annual Report 2011.

The pro-forma consolidated data have been determined by making the appropriate pro-forma adjustments to the historic values of the Consolidated Financial Statements 2011 to reflect retroactively the significant effects of the Transaction and their consequent impact on the balance sheet and profit and loss account.

On the basis of the instructions set out in Consob Notice no. DEM/1052803 of 5 July 2011, the pro-forma adjustments have been made by adopting the general rule whereby any transactions reflected in the balance sheet amounts are assumed to have been occurred at the end of the reference period (31 December 2011), while those reflected in the profit and

(4)	i	In particular, pursuant to the provisions of Article 2 of the DPCM, after ENI loses control over SNAM, the equity stakes held by ENI in SNAM are subject to the limitations on their shareholder rights as set out in the ownership unbundling model pursuant to Legislative Decree no. 93/2011. In this regard, the retained shareholding is qualified as a financial investment.

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loss account are assumed to have occurred at the beginning of the reference period (1 January 2011).

Pro-forma financial statements are furnished to assist investors and market participants in assessing the continuing effects of the Transaction on the operating performance and financial position of the Issuer. Inter alia, these effects improve the leverage (ratio of net debt and shareholders’ equity of the Group and non-controlling interests), since the loss of control by ENI over SNAM triggers: (i) the early repayment of ENI financing receivables due from SNAM, thus reducing Eni’s consolidated net borrowings, and (ii) the increase in shareholders’ equity of ENI due to the gains recorded on divesting a shareholding in Snam and revaluing the residual shareholding.

The pro-forma amounts do not reflect perspective data, insofar as they were prepared in such a way as to only represent the identifiable and reliably measurable effects of the Transaction and the related economic and capital impacts, without taking into account the potential effects which can be associated with revised management’s plans and policies and operational decisions following the Transaction.

The Pro-Forma Consolidated Financial Statements of ENI indicated hereunder show:

•	the consolidated balance sheet at 31 December 2011 and the consolidated profit and loss account for the year ended at 31 December 2011 in the first column ("ENI Consolidated Financial Statements 2011");

•	deconsolidation of the SNAM group and, for the balance sheet, recognition of the net equity of the Snam Group attributable to ENI in the line item "Other investments" in the second column ("Snam Deconsolidation");

•	balances and revenues and expenses deriving from transactions between the ENI Group and the SNAM group, which are eliminated in the 2011 Consolidated Financial Statements as intercompany transactions, in the third column ("Intercompany transactions");

•	the capital and economic impacts of the sale in the fourth column ("Effects of the Transaction");

•	the Pro-Forma Consolidated Balance Sheet as of 31 December 2011 and the Pro-forma Consolidated Profit and Loss Account for the year ended 31 December 2011 resulting from the sum of the adjustments reported in the previous columns in the fifth column ("Eni Pro-Forma Consolidated Financial Statements 2011") .

By their very nature, the pro-forma amounts only offer a limited view of the perspective results of operations and capital structure of the Issuer, since pro-forma data are prepared to give a retroactive view of the effects of transactions due to close in subsequent reporting periods, notwithstanding compliance with commonly accepted accounting rules and use of reasonable assumptions.

Investors are urged to consider the following issues in order to proper assess the information provided by the pro-forma financial statements:

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•	since these pro-forma financial statements have been prepared based on certain assumptions, the pro-forma amounts do not necessarily coincide with those that would have been effectively determined on a final basis if the Transaction and its impact on the balance sheet and profit and loss account had actually occurred at the reference dates used to prepare the pro-forma data;

•	the pro-forma data do not reflect the changed outlook of the Issuer, as they were prepared in such a way as to only represent the identifiable and reliably measurable effects of the Transaction and the related impacts on the profit and loss and the balance sheet, without taking into account the potential effects which can be associated with revised management’s plans and policies and operational decisions following the Transaction.

Furthermore, considering the different purposes of the pro-forma figures compared to the purposes of the historic financial statements and the different methods used to calculate the effects of the Transaction and the related impacts with regard to the balance sheet and the profit and loss account, investors are urged to separately review the Pro-Forma Consolidated Financial Statements without seeking accounting relationships between the pro-forma profit and loss account and the pro-forma balance sheet.

Lastly, investors may want to consider that the Pro-Forma Consolidated Financial Statements do not intend to represent a forecast of the future results of the ENI Group; consequently, investors shall not use these pro-forma statements for financial projection purposes.

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4.2	Pro-forma Consolidated Balance Sheet
Pro-forma adjustments

(Euro million)	Eni Consolidated Financial Statements 2011	Snam Deconsolidation	Intercompany transactions	Effects of the Transaction	Eni Pro-Forma Consolidated Financial Statements 2011
ASSETS
Current assets
Cash and cash equivalents	1,500	(2)	1	3,517	5,016
Other financial assets held for trading or available for sale	262				262
Trade and other receivables	24,595	(1,509)	11,869		34,955
Inventories	7,575	(207)			7,368
Current tax assets	549	(37)	34		546
Other current tax assets	1,388	(10)	5		1,383
Other current assets	2,326	(38)	331		2,619

	38,195	(1,803)	12,240	3,517	52,149

Non-current assets
Property, plant and equipment	73,578	(12,016)			61,562
Inventory - compulsory stock	2,433	(149)			2,284
Intangible assets	10,950	(4,094)			6,856
Equity-accounted investments	5,843	(384)			5,459
Other investments	399	2,465		476	3,340
Other financial assets	1,578				1,578
Deferred tax assets	5,514	(555)			4,959
Other non-current receivables	4,225	(107)	62		4,180

	104,520	(14,840)	62	476	90,218

Assets held for sale	230				230

TOTAL ASSETS	142,945	(16,643)	12,302	3,993	142,597

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	4,459	(2,787)	2,788		4,460
Current portion of long-term debt	2,036	(1,612)	1,612		2,036
Trade and other payables	22,912	(1,319)	709		22,302
Income taxes payable	2,092	(193)	18	128	2,045
Other taxes payable	1,896	(25)	9		1,880
Other current liabilities	2,237	(136)	270		2,371

	35,632	(6,072)	5,406	128	35,094

Non-current liabilities
Long-term debt	23,102	(6,801)	6,800		23,101
Provisions for contingencies	12,735	(527)			12,208
Provisions for employee benefits	1,039	(107)			932
Deferred tax liabilities	7,120	(457)		22	6,685
Other non-current liabilities	2,900	(949)	96		2,047

	46,896	(8,841)	6,896	22	44,973

Liabilities directly associated with assets held for sale	24				24

TOTAL LIABILITIES	82,552	(14,913)	12,302	150	80,091

SHAREHOLDERS' EQUITY
Non-controlling interest	4,921	(1,730)			3,191
Eni shareholders' equity:
Share capital	4,005				4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	49				49
Other reserves and net profit	60,055			3,843	63,898
Treasury shares	(6,753)				(6,753)
Interim dividend	(1,884)				(1,884)
Total Eni shareholders' equity	55,472			3,843	59,315

TOTAL SHAREHOLDERS' EQUITY	60,393	(1,730)		3,843	62,506

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	142,945	(16,643)	12,302	3,993	142,597

4.2.1	Snam Deconsolidation

The column "Snam Deconsolidation" represents the exclusion of the Snam group, consolidated on a line-by-line basis at 31 December 2011, from consolidation of the ENI

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Group, and consequent recognition of the net equity of the Snam Group attributable to ENI within the line item "Other investments" for Euro 2,465 million. The reported amounts represent the SNAM group as a stand alone entity, and thus include transactions with both third parties and the ENI Group companies, as well as the other adjustments made upon consolidation of SNAM in ENI[5].

4.2.2	Intercompany transactions

The third column of the pro-forma consolidated balance sheet at 31 December 2011, labelled "Intercompany transactions," includes balances for intercompany transactions between the ENI Group and the SNAM group, which were eliminated upon preparation of the Annual Report 2011 being intercompany transactions. Due to the SNAM deconsolidation, such transactions have been considered third-party transactions.

The most significant pro-forma adjustment is represented by the increase in "Trade and other receivables" for Euro 11,869 million, consisting mainly of financing receivables granted by ENI to SNAM amounting to Euro 11,199 million (eliminated as intercompany balance from the consolidated financial statements of the ENI Group at 31 December 2011). These financial receivables and related financial instruments amounting to Euro 259 million have been classified as current because the current financing agreements between ENI and SNAM call for early repayment in case ENI cease to control SNAM. Moreover, the line items "Short-term debt" for Euro 2,787 million, "Current portion of long-term debt" for Euro 1,612 million, "Long-term debt" for Euro 6,800 million represent the restoration of Snam Group financing payables due to ENI at 31 December 2011, eliminated upon consolidation within the ENI Group and reported in the column "Snam Deconsolidation".

4.2.3	Effects of the Transaction

The column "Effects of the Transaction" includes the effects on equity of the sale to CDP of 30% less 1 share of the voting shares capital of SNAM:

•	the change in the line item "Other reserves and net profit" regard the gain net of taxes, in the amount of Euro 2,102 million calculated as the difference between the consideration for the Transaction, amounting to Euro 3,517 million reported in the line item "Cash and cash equivalents", and the book value of the corresponding portion of the net equity of the SNAM group attributable to ENI that is being sold, amounting to Euro 1,332 million. The tax effect associated with the gain is reported in the line item "Income taxes payable," in the amount of Euro 83 million, calculated as the difference between the consideration for the Transaction and the tax base of the sold shareholding in SNAM;

(5)	i	In order to present the SNAM group as a stand alone entity, the net equity recorded within the line item "Other investments" (Euro 2,465 million) must not be considered. This amount represents Eni’s net interest in the SNAM group before the effects of the Transaction.

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•	the increase in the book value of the residual shareholding in SNAM for Euro 1,808 million, reported in the line item "Other reserves and net profit" for Euro 1,741 million net of the related tax effect reported in the line items "Income taxes payable" for Euro 45 million and "Deferred tax liabilities" for Euro 22 million. This increase in the book value of the residual shareholding in SNAM was recorded pursuant to the applicable international reporting standards, which require that in case of loss of control over an investee with retention of a non-controlling interest the book value of that residual interest be stated at its fair value. This fair value represents the new carrying amount of the residual interest retained and the basis for subsequent application of the applicable measurement criteria. The increase in the value of the residual shareholding retained in SNAM was calculated by considering the market price of SNAM shares at 31 December 2011, i.e. Euro 3.41 per share.

Consequently, the change in the line item "Other investments", totalling Euro 476 million, is the difference between the revaluation of the residual shareholding in SNAM (Euro 1,808 million) and the book value of the portion of net equity of the SNAM group attributable to ENI that is being sold (Euro 1,332 million).

The tax effect associated with the gain on disposal and revaluation of the residual shareholding reflects the "Participation Exemption" treatment of SNAM, whereby these gains are taxed at the IRES (corporate income tax) rate of 38% within the limit of 5% of their amount.

The total effect of the aforementioned pro-forma adjustments to shareholders’ equity is an increase of Euro 3,843 million.

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4.3	Pro-forma Consolidated Profit and Loss Account

Pro-forma adjustments

(Euro million)	Eni Consolidated Financial Statements 2011	Snam Deconsolidation	Intercompany transactions	Effects of the Transaction	Eni Pro-Forma Consolidated Financial Statements 2011

REVENUES
Net sales from operations	109,589	(3,590)	2,086		108,085
Other income and revenues	933	(71)	69		931
Total revenues	110,522	(3,661)	2,155		109,016
OPERATING EXPENSES
Purchases, services and other	79,191	(699)	2,155		80,647
Payroll and related costs	4,749	(345)			4,404
OTHER OPERATING (CHARGE) INCOME	171				171
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	9,318	(533)			8,785

OPERATING PROFIT	17,435	(2,084)			15,351

FINANCE INCOME (EXPENSE)
Finance income	6,379	(4)	261		6,636
Finance expense	(7,396)	248	(261)	114	(7,295)
Derivative financial instruments	(112)	253			141

	(1,129)	497		114	(518)

INCOME (EXPENSE) FROM INVESTMENTS
Share of profit (loss) of equity-accounted investments	544	(44)			500
Other gain (loss) from investments	1,627	(4)			1,623

	2,171	(48)			2,123

Profit before income taxes	18,477	(1,635)		114	16,956
Income taxes	(10,674)	771		(43)	(9,946)

Net profit	7,803	(864)		71	7,010

Attributable to:
- Eni's shareholders	6,860	(479)		71	6,452
- Non-controlling interest	943	(385)			558

	7,803	(864)		71	7,010

Earnings per share attributable to Eni's shareholders (Euro per share)
Basic	1.89	(0.13)		0.02	1.78
Diluted	1.89	(0.13)		0.02	1.78

4.3.1	Snam Deconsolidation

As previously illustrated in subsection 4.2.1, the column "Snam Deconsolidation" represents exclusion of the SNAM group, previously consolidated on a line-by-line basis in 2011, from the scope of consolidation of the ENI Group.

4.3.2	Intercompany transactions

When preparing the pro-forma consolidated profit and loss account for the year ended 31 December 2011, the pro-forma adjustments pertaining to the economic effects of intercompany transactions between the ENI Group and the SNAM group have been restored and reported in the column "Intercompany transactions," although only for those activities that are expected to continue after the Transaction. The economic effects of these transactions had been eliminated upon consolidation of ENI Group results, while they are restored in the pro-forma consolidated financial statements, because they are considered third-party transactions.

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The pro-forma adjustments are illustrated as follows:

•	The change in "Net sales from operations," totalling Euro 2,086 million, includes:

-	Euro 1,692 million for restoring such revenues of the SNAM group mainly arising from the supply of natural gas transport, re-gasification, storage and distribution services to the ENI Group companies. Those revenues are regulated by the tariffs set by an independent Italian body, the AEEG. These revenues were eliminated during consolidation of ENI Group results, but are included in the "Snam Deconsolidation" column where, analogously to what has been indicated in the pro-forma balance sheet, the amounts associated with the transactions of SNAM as an independent entity are reported;

-	Euro 394 million for restoring such revenues of the ENI Group mainly arising from the supply of natural gas to the SNAM group.

•	The line item "Purchases, services and other," totalling Euro 2,155 million, mainly consists of the costs incurred by the ENI Group for purchasing natural gas transport, storage, re-gasification and distribution services from the SNAM group. Those transactions between the ENI Group and the SNAM group are expected to continue pursuant to the terms of applicable laws and regulations and as reflected in the existing contractual agreements.

•	The line item "Financial income," totalling Euro 261 million, includes the interest income accrued by the ENI Group from the SNAM group in 2011, arising from the current financing arrangements described hereinabove. The item "Financial expense", totalling Euro 261 million, represents restoration of the SNAM group interest expense due to the ENI Group that were eliminated upon consolidation within the ENI Group, and is reported in the column "SNAM Deconsolidation".

4.3.3	Effects of the Transaction

The column "Effects of the Transaction" includes the on-going economic effects of sale of the shareholding in SNAM and, in particular, the Euro 114 million decrease in financial expense, arising from interest income earned on investing the cash consideration collected by ENI for the Transaction. It has been assumed that the cash consideration be collected effective as at 1 January 2011, thus increasing the line item "Cash and cash equivalents" of the Eni Group. The interest income reported in the pro-forma adjustments was calculated at the weighted average cost of Euro-denominated loans to the Eni Group, amounting to 3.24% for 2011.

The Euro 43 million tax effect associated with the above-mentioned pro-forma adjustment to finance expense derives from a higher taxable income due to the decrease in financial expense to which the statutory tax rate has been applied.

It is worth mentioning that when preparing the Pro-Forma Consolidated Profit and Loss Account 2011 that the deconsolidation of SNAM has carried no impact on the determination of the ENI Group tax liability, since the residual activities in Italy reported positive taxable income in Italy notwithstanding the elimination of the SNAM income taxes when determining Group income tax liability under national tax consolidation rules.

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The Pro-forma Profit and Loss Account for the year ended 31 December 2011 reports a Euro 408 million reduction in net profit attributable to ENI, resulting from the elimination of the contribution made by the SNAM group (Euro 479 million) to ENI net profit, which is partly offset by the Euro 71 million (net of the related tax effect) positive effect due to lower financial expense stemming from the using the cash collected on the sale consideration.

Moreover, pursuant to the rules for preparation of pro-forma data, as established in Consob Notice no. DEM/1052803 of 5 July 2001, the negative pro-forma economic effect on net profit, in the amount of Euro 793 million, does not reflect the Euro 2,102 million gain on the sale (net of the related tax effect) and revaluation of the residual shareholding of Euro 1,741 million (net of the related tax effect), insofar as they are one-off components of the Transaction that will be recognised in the profit and loss account for the period when the Transaction will be executed

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4.4	Pro-forma Reclassified Consolidated Balance Sheet

Pro-forma adjustments

(Euro million)	Eni Consolidated Financial Statements 2011	Snam Deconsolidation	Intercompany transactions	Effects of the Transaction	Eni Pro-Forma Consolidated Financial Statements 2011

Fixed assets
Property, plant and equipment	73,578	(12,016)			61,562
Inventory - Compulsory stock	2,433	(149)			2,284
Intangible assets	10,950	(4,094)			6,856
Equity-accounted investments and other investments	6,242	2,081		476	8,799
Receivables and securities held for operating purposes	1,740	(2)			1,738
Net payables related to capital expenditures	(1,576)	445	(73)		(1,204)

	93,367	(13,735)	(73)	476	80,035

Net working capital
Inventories	7,575	(207)			7,368
Trade receivables	17,709	(1,370)	530		16,869
Trade payables	(13,436)	559	(510)		(13,387)
Tax payables and provisions for net deferred tax liabilities	(3,503)	72	(15)	(150)	(3,596)
Provisions	(12,735)	527			(12,208)
Other current assets and liabilities	281	1,119	68		1,468

	(4,109)	700	73	(150)	(3,486)

Provisions for employee post-retirement benefits	(1,039)	107			(932)
Net assets held for sale including related liabilities	206				206

Capital Employed, net	88,425	(12,928)		326	75,823

Eni shareholders' equity	55,472			3,843	59,315
Non-controlling interest	4,921	(1,730)			3,191
Shareholders' equity	60,393	(1,730)		3,843	62,506

Total debt	29,597	(11,200)	11,200		29,597
Cash and cash equivalents	(1,500)	2	(1)	(3,517)	(5,016)
Securities held for non-operating purposes	(37)				(37)
Financing receivables for non-operating purposes	(28)		(11,199)		(11,227)
Net borrowings	28,032	(11,198)		(3,517)	13,317

Total liabilities and shareholders' equity	88,425	(12,928)		326	75,823

Leverage	0.46	6.47			0.21

The pro-forma reclassified consolidated balance sheet is shown below to present a summary of:

•	the financing receivables of ENI towards SNAM for outstanding intercompany loans totalling Euro 11,199 million. Note that, given their classification as current assets, those financing receivables have been reported as a reduction in Eni consolidated net borrowings consistently with the guideline for disclosing the net financial position established by CONSOB in Notice no. DEM/6064293 of 28 July 2006, which

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implements the recommendations of the "Committee of European Securities Regulators" (CESR) of February 2005;

•	the reduction of ENI Group net borrowings resulting from receipt of the consideration for the Transaction, totalling Euro 3,517 million;

•	the change in leverage from the Annual Report 2011 figure of 0.46 to the pro-forma amount of 0.21.

4.4.1	Assumptions for elaboration of pro-forma data

The accounting standards used to prepare the Pro-Forma Consolidated Financial Statements are the same used to prepare the Consolidated Financial Statements at 31 December 2011 of the ENI Group, i.e. the IFRSs endorsed by the European Commission.

Considering that the Transaction entails the loss of control by ENI over SNAM and its deconsolidation, the assumptions used to prepare the pro-forma balance sheet and profit and loss account are illustrated as follows:

•	the financial receivables of ENI towards SNAM for outstanding intercompany loans, totalling Euro 11,199 million, have been classified as current because, on the basis of existing agreements, it is expected that they will be repaid early due to the loss of control of ENI over SNAM;

•	the residual shareholding retained in SNAM is classified among other investments under non-current assets as "available-for-sale financial asset", insofar as it is considered to be a financial investment pursuant to Article 2 of the DPCM;

•	the transactions between ENI and SNAM mainly pertaining to the supply by SNAM of natural gas transport, storage, re-gasification and distribution services, are expected to continue pursuant to the terms of applicable laws and regulations and as reflected in the existing contractual agreements;

•	the pro-forma net profit does not include income and expenses related to the provision of headquartered services from Eni to Snam as those services did not have any impact on profit and loss. The relevant lines of business which provided such services were contribute by ENI to SNAM in the course of 2011. As for those centralised services that were not contributed, and which are expected to be discontinued, it is assumed that there will be a corresponding reduction in internal costs of the ENI Group. However, those non-contributed services were immaterial to the operations of both ENI and SNAM;

•	the reduction reported in financial expense was due to the use of the cash resulting from sale of the shares to CDP to reduce Group net borrowings; the corresponding benefit was calculated at the weighted average cost of Euro-denominated loans to the Eni Group, amounting to 3.24% for 2011 (net of the related tax effect which was calculated by using the statutory tax rate); the deconsolidation of SNAM had no impact when determining the ENI Group tax liability, since the residual activities in Italy reported positive taxable income in Italy notwithstanding elimination of the

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SNAM income taxes when determining Group income tax liability under national tax consolidation rules;

•	the tax rate used to calculate the tax effects resulting from the pro-forma adjustments was the rate effective as at 31 December 2011, also considering the windfall tax levied on energy companies pursuant to Law no. 7 of 6 February 2009 and Article 81, paragraphs 16 to 18 of Decree Law no. 112 of 25 June 2008, as provided by Decree Law no. 138 of 13 August 2011.

4.5	Historic and pro-forma ratios per share of the ENI Group

Consolidated Financial Statements 2011	Pro-forma Data

Earnings per share	(Euro/share)	1.89	1.78

The earnings per share are calculated as ratio of the net profit attributable to ENI on a consolidated basis and the average number of outstanding shares in 2011, equal to 3,622.6 million and unchanged in calculation of the pro-forma indicator. The earning per share falls from the Euro 1.89 per share reported in the Consolidated Financial Statements 2011 to Euro 1.78 per share in the Pro-forma Profit and Loss Account due to deconsolidation of the net profit attributable to SNAM (-Euro 0.11 per share).

Consolidated Financial Statements 2011	Pro-forma Data

Cash flow per share	(Euro/share)	4.73	4.36

The cash flow per share is calculated as ratio of the consolidated net profit plus amortization charges and the average number of outstanding shares in 2011, equal to 3,622.6 million and unchanged in calculation of the pro-forma indicator. The cash flow per share falls from the Euro 4.73 per share reported in the Consolidated Financial Statements 2011 to Euro 4.36 per share in the Pro-forma Profit and Loss Account due to deconsolidation of the cash flow attributable to SNAM (-Euro 0.37 per share).

4.6	Comparative capital ratios of the historic consolidated financial statements and the pro-forma financial statements at 31 December 2011

Leverage

Leverage (ratio of net borrowings and shareholders’ equity attributable to the Group and non-controlling interests – see glossary):

Consolidated Financial Statements 2011	Pro-forma Data

0.46	0.21

The reduction of leverage from 0.46 reported in the ENI Annual Report at 31 December 2011 to the pro-forma value of 0.21 is due to the deconsolidation of the net borrowings of SNAM, totalling Euro 11,198 million at 31 December 2011, to which corresponds financing receivables for the same amount reported by ENI towards SNAM in the pro-forma financial statements. Considering the current nature of this financing receivables, insofar as the

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existing agreements provide for early repayment if ENI cease to control SNAM, the Issuer has classified those receivables as reduction of its net borrowings, consistently with the guideline on net financial position established by Consob in Notice no. DEM/6064293 of 28 July 2006, which implements the recommendations of the "Committee of European Securities Regulators" (CESR) of February 2005. The leverage also benefits from the increase in shareholders’ equity attributable to ENI due to the gains resulting from the Transaction.

ROACE

ROACE (Return on Average Capital Employed, which is the ratio of after-tax profit before financial expense and average net capital employed between the beginning and the end of the period – see glossary):

Consolidated Financial Statements 2011	Pro-forma Data

9.7%	10.4%

ROACE increases from 9.7% as reported in the ENI Annual Report at 31 December 2011 to the pro-forma value of 10.4% due to the changed composition of ENI businesses, whereby on one hand the Exploration & Production Division increases its relative weight on the ENI Group capital employed, benefiting from higher-than average returns compared to other ENI Group businesses in the current phase of the economic cycle. On the other hand, the ENI Group pro-forma ROACE is benefiting from the divestment of a capital intensive business characterised by regulated returns that are generally lower than the average for the ENI Group.

Glossary

1.	ROACE

1.1	ROACE is the principal indicator of the return on invested capital used by ENI at the consolidated level. This indicator is obtained as the ratio between the "unlevered" net profit and the average net capital employed during the selected reporting period.

1.2	The unlevered consolidated net profit is obtained from the consolidated net profit (attributable to the Group and non-controlling interests), excluding financial income and expenses net of the related tax effect as determined on a conventional basis with the statutory Italian rate.

1.3	The average net capital employed is calculated as the subtotal of the net employed capital at the beginning of the period and the end of the period.

2.	Net borrowings and leverage

2.1	Net borrowings are calculated in accordance with the principles defined in Consob Notice no. DEM/6064293 of 28 July 2006.

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2.2	In particular, the sum of short-term debt and long-term debt is reduced: (i) by the amount of cash and cash equivalents (i.e. cash and financial assets payable within 90 days); (ii) by the amount of short-term financial receivables and financial instruments not used in operations, which reflect the temporary investment of cash surpluses (financial receivables, financial instruments, etc.) or strictly related to financial payables.

2.3	Leverage represents the principal indicator used by ENI management to measure Group financial position and financial solidity. It is obtained from the exact ratio (end of period values) between net borrowings and consolidated shareholders’ equity (sum of the shareholders’ equity attributable to ENI and to non-controlling interests).

4.7	Auditors’ examination report on the pro-forma consolidated financial data

The examination report of the auditors Reconta Ernst & Young S.p.A. concerning the pro-forma consolidated financial data and the reasonableness of the assumptions used in their preparation, the proper application of the methods applied, as well as the proper accounting principles used in the preparation of such pro-forma data, is attached to this Disclosure Document (as Appendix "E").

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5.	BUSINESS OUTLOOK FOR THE ISSUER AND ITS GROUP

5.1	Guidance on trends in the operating performance of the Issuer since the end of the financial year of reference for its last published annual report

In the first quarter of the 2012 ENI Group reported year-on-year growth of 16.3% in net sales from operations, which rose from Euro 28,779 million for the quarter at 31 March 2011, to Euro 33,475 million for the quarter at 31 March 2012. This increase mainly reflected realizations on oil, products and natural gas in dollar terms.

The operating profit of the first quarter of 2012 amounted to Euro 6,834 million in the first quarter of 2012, up Euro 1,196 million (+21.2%) from Euro 5,638 million reported in the first quarter of 2011. This increase was mainly attributable:

(i)	to the Gas & Power Division (+63.2%, from Euro 910 million in the first quarter of 2011, to Euro 1,485 million in the first quarter of 2012). The significant increase in the result reflects the economic benefits of renegotiated gas supply contracts, certain of which are effective retroactively to 1 January 2011, and improved supply mix due to the recovery of Libyan supplies;

(ii)	to the Exploration & Production Division (+24%, from Euro 4,106 million in the first quarter of 2011, to Euro 5,090 million in the first quarter of 2012). The positive performance was driven by a robust oil environment (12.9% the increase in the benchmark Brent crude price) and the ongoing recovery in Libyan activities.

In the first quarter of 2012, the ENI Group net profit rose by 42%, from Euro 2,547 million in the first quarter of 2011 to Euro 3,617 million in the first quarter of 2012. The result was driven by an improved operating performance as well as by an extraordinary gain amounting to Euro 835 million recorded on Eni’s interest in Galp. This was recognized in connection with a capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder, Sinopec, subscribed its share by contributing a cash amount fairly in excess of the net book value of the interest acquired. These positive factors were partially offset by higher net finance and exchange rate charges (down Euro 207 million) due to an increased average net finance debt, and fair value losses recorded on certain derivatives on interest rates which did not meet the formal criteria for hedging accounting provided by IAS39. Net profit was also impacted by higher income taxes (down Euro 833 million) reflecting higher taxable profit. However, the Group reported tax rate decreased by approximately one percentage point reflecting the aforementioned extraordinary gain on the Galp interests which was a non taxable item, partly offset by a higher share of taxable profit reported by subsidiaries of the Exploration & Production Division which incurred higher-than average tax rates as well as a changed tax regime for certain Italian subsidiaries as a result of the Italian budget laws enacted in August 2011 which increased by 4 percentage points to 10.5% the Italian windfall tax levied on energy companies (the so-called Robin Tax) and enlarged its scope to include gas transport and distribution companies (an overall amount of Euro 89 million).

At 31 March 2012, net borrowings of the ENI Group totalled Euro 27,426 million, down by Euro 606 million from 31 December 2011 (when they were Euro 28,032 million). The

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debt/equity ratio, including non-controlling interests (leverage) was 0.43 at 31 March 2012 (0.46 at 31 December 2011).

For further information regarding the trend of the first quarter of 2012, please refer to the 2012 First Quarter Results, available on the Company’s website www.eni.com, in the section "Publications".

5.2	Reasonable earnings forecast for the current year

The outlook for 2012 is characterised by signs of a continuing economic slowdown, particularly in the euro-zone, and volatile market conditions. International oil prices will be supported by robust demand growth from China and other emerging economies, as well as ongoing geopolitical risks and uncertainties, partly offset by a recovery in the Libyan output. For short-term financial projections, Eni assumes a full-year average price of $113 a barrel for the Brent crude benchmark. Recovery perspectives look poor in the gas sector with gas demand expected to be soft due to slow economic activity and increasing competition from renewables; while the marketplace is well supplied. Against this backdrop, management expects ongoing margin pressures to continue in 2012 and reduced sales opportunities due to rising competition. Management foresees the persistence of a depressed trading environment in the European refining business. Refining margins are anticipated to remain at unprofitable levels due to high costs of oil supplies, sluggish demand and excess capacity. In this context, key volume trends for the year are expected to be the following:

-	Production of liquids and natural gas: production is expected to grow compared to 2011 (in 2011 hydrocarbons production was reported at 1.58 million boe/d) driven by a progressive recovery in the Company’s Libyan output to achieve the pre-crisis level, coming fully online by the second half of 2012. Excluding this important development, management still sees a moderate growth trajectory in production, boosted by new field start-ups at certain large projects in Algeria and offshore Angola and the joint gas development in Siberia. These increases will be partially offset by mature field declines and the impact of the shutdown of the Elgin-Franklin platform in the British section of the North Sea;

-	Worldwide gas sales: management expects natural gas sales to be roughly in line with 2011 (in 2011, worldwide gas sales were reported at 96.76 bcm and included sales of both consolidated subsidiaries and equity-accounted entities, as well as upstream direct sales in the US and the North Sea). Against the backdrop of widespread weakness in demand, management is targeting to boost sales volumes and market share in Italy and to retain and develop its retail customer base; outside Italy the main engines of growth will be sales expansion in the key markets of France, Germany/Austria and Turkey and opportunities in the Far East. Management intends to leverage on an improved cost position due to the benefits of contract renegotiations, integration of recently-acquired assets in core European markets, development of the commercial offer through a multi-Country platform, and service excellence. Management is also planning to enhance trading activities to draw value from existing assets;

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-	Refining throughputs on Eni’s account: management foresees refinery processed volumes to be in line with 2011 (in 2011 refining throughputs on our own account were reported at 31.96 million tonnes) in response to a negative trading environment. Management is planning to pursue process optimization measures by improving yields, cycle integration and flexibility, as well as efficiency gains by cutting fixed and logistics costs and energy savings in order to reduce the business exposure to the market volatility and achieve immediate benefits on the profit and loss. Enhancement of oil trading activities will help expand industrial margins;

-	Retail sales of refined products in Italy and the rest of Europe: management foresees retail sales volumes declining from 2011 levels (in 2011, retail sales volumes in Italy and rest of Europe were reported at 11.37 million tonnes) dragged down by an expected sharp contraction in the domestic consumption of fuels. In Italy where a new wave of liberalization promises to spur competition, management intends to preserve the Company’s market share by leveraging marketing initiatives tailored to customers’ needs, the strength of the Eni brand targeting to complete the rebranding of the network, the development of non-oil activities and an excellent service. Outside Italy, the Company will grow selectively targeting stable volumes on the whole;

-	Engineering & Construction: the profitability outlook for this business remains bright due to an established competitive position and a robust order backlog.

For the full year 2012, management expects a capital budget almost in line with 2011 (in 2011 capital expenditure amounted to Euro 13.44 billion, while expenditures incurred in joint venture initiatives and other investments amounted to Euro 0.36 billion). Management plans to continue spending on exploration to appraise the mineral potential of recent discoveries (Mozambique, Norway, Ghana and Indonesia) and investing large amounts in developing growing areas and maintaining field plateaus in mature basins. Other investment initiatives will target the completion of the EST project in the refining business, and the strengthening selected petrochemical plants. The ratio of net borrowings to total equity – leverage – is projected to improve from the level achieved at the end of 2011 assuming a Brent price of $113/barrel and the effects of the Transaction.

* * * * *

STATEMENT OF THE MANAGER CHARGED WITH PREPARING THE COMPANY’S FINANCIAL REPORTS

The undersigned Alessandro Bernini in his quality as manager responsible for the preparation of the company’s financial reports, pursuant to Article 154-bis, paragraph 2, of Legislative Decree no. 58 of 24 February 1998, certify that data and information contained in this Disclosure Statement, different from the pro-forma figures, correspond to the Company’s evidence and accounting books and entries.

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APPENDICES

Appendix "A" – Opinion of the Internal Control Committee of Eni S.p.A. issued on 29 May 2012.

Appendix "B" – Fairness opinion of Mediobanca S.p.A. on the adequacy of the consideration for the transfer by Eni S.p.A. of the shareholding equal to 30% minus one share of the voting share capital of Snam S.p.A..

Appendix "C" – Fairness opinion of Morgan Stanley Bank International Limited, Milan Branch on the adequacy of the consideration for the transfer by Eni S.p.A. of the shareholding equal to 30% minus one share of the voting share capital of Snam S.p.A..

Appendix "D" – Fairness opinion of Rothschild S.p.A. in support of the Internal Control Committee on the adequacy of the consideration for the transfer by Eni S.p.A. of the shareholding equal to 30% minus one share of the voting share capital of Snam S.p.A..

Appendix "E" – Report of the auditing company on the pro-forma consolidated economic and financial figures.

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more members delegated by it be involved in the negotiations and document review of transactions of greater importance through the receipt of complete and prompt information, with the right to request information and make comments to the delegated bodies and persons authorised to conduct negotiations or document review; ii) the board of directors approve the transaction on the basis of a reasoned favourable opinion issued in favour thereof by the committee indicated at item i) on the interest of the company in concluding the transaction and on convenience and substantial correctness of the relative conditions.

Activity of the ENI Internal Control Committee

Selection of the Independent Expert

In order to discharge its duties pursuant to Article 5 of the Procedure, the Committee has exercised its right under the Consob Regulation to be assisted by one or more independent experts of its own choosing. Acting through the Internal Audit Department, it promptly initiated a selection process to identify a sufficiently independent and professional expert.

At the conclusion of this process, which involved three leading financial advisory firms, the Committee unanimously decided to retain Rothschild at its special meeting on 22 May 2012, insofar as the latter: i) had shown that it has greater familiarity with the sector and the parties involved (ENI, Snam and CDP); ii) had previously acted as financial advisor to the Committee and could thus benefit from its greater familiarity with the needs of the Committee. These peculiar advantages were favourably received by the Committee, particularly in consideration of the extremely tight deadline for completion of the Transaction. The Committee also conditioned the enforceability of the Agreement on acceptance of a "cooling-off period" for the advisor, lasting sixty days after the date on which the fairness opinion was issued.

In accordance with the provisions of the Procedure governing the transmission of information, the Committee has asked the Company to send Rothschild the documents necessary for preparation of its own fairness opinion on the consideration for sale of the Shares, and it has instructed Rothschild to attend the negotiations with CDP for its own benefit.

Examination of the terms of the Transaction

The Internal Control Committee has been constantly updated by the Company organisational structures on the terms and conditions of the Transaction, as well as definition of the relevant DPCM.

In this regard, it has held three meetings (on 22, 25 and 29 May), two of which special meetings, to monitor developments in the negotiations with CDP.

At the 29 May 2012 meeting, following up on the analyses performed and disclosures received at the previous meetings, the Committee met again with the CFO, the Finance Director and the representatives of the independent expert Rothschild after issuance of the DPCM to examine the conditions of the Term Sheet, which had been drafted on a non-binding basis by the parties, regarding the sale to CDP of part of the ENI shareholding in Snam. In particular, Rothschild illustrated the

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following principal items to the Committee: i) the context of the transaction, dedicating a specific overview to Snam, ii) the developments in negotiations with CDP; iii) the summary of the Term Sheet, iv) the sources used and the different methodologies adopted, highlighting in particular the use of the discount cash flow method as its principal appraisal method, whose results were checked by applying other methods currently used to appraise this type of asset, v) the principal criticalities of the analysis, vi) the implicit value of the transaction and the summary of results stemming from application of the adopted methods. At the conclusion of its presentation, Rothschild delivered a copy of its fairness opinion – issued in performance of the mandate granted to it by the Committee – which states that *"on the basis of the analyses carried out today, the price offered by CDP for the acquisition of SNAM's share is fair from a financial point of view for ENI."*

Conclusions

In accordance with the provisions of Article 5 of the Procedure, the Committee: i) having taken note that the transaction implements the provisions of the cited DPCM; ii) having examined the opinion issued by the independent expert Rothschild on the financial fairness of the Transaction, and iii) in light of the information received in the meantime from the independent expert and from Company organisational units during the negotiations, has unanimously issued its opinion on the interest of ENI in concluding the Transaction, and on convenience and substantial correctness of its conditions.

The Chairman of the Internal Control Committee

Alessandro Lorenzi

Rome, 29 May 2012

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Milan, 30 May 2012

Eni S.p.A.
Piazzale Enrico Mattei, 1
ROME

For the attention of the members of the Board of Directors

On 24 January 2012, the Italian government issued a decree known as "Cresci Italia" (converted into law on 24 March 2012) establishing the unbundling of SNAM S.p.A. (**"SNAM"**, or the **"Target"**) from Eni S.p.A. (**"ENI"**, or the **"Company"**) to be completed by September 2013 according to terms to be defined under a subsequent implementing decree.

On 25 May 2012 the Italian government issued the implementing decree (the "**Decreto del Presidente del Consiglio dei Ministri**", or the "**DPCM**"), stating that ENI has to sell a stake equal to no less than 25.1% of SNAM's share capital to Cassa Depositi e Prestiti S.p.A. ("CDP", and jointly with ENI, the "**Parties**") (in its entirety the "**Transaction**") by means of a direct negotiation.

In order to comply with the DPCM, the Parties have negotiated a term sheet for the Transaction (the "**Term sheet**"), providing as follows:

- the sale to CDP of 30% less 1 share of SNAM's share capital excluding treasury shares;
- the payment of a fixed consideration by CDP equal to €3.47 per SNAM share (the "**Price**");
- the repayment from ENI to CDP, for the stake of SNAM shares sold, of any dividends and/or capital reserves distributed by SNAM following the issue of the DPCM at the closing date;
- the signing of a sale and purchase agreement (reflecting substantially the conditions outlined in the term sheet) by 15 June and closing of the Transaction between 15 October and 31 December 2012.

Moreover, in view of the reduction of ENI's stake in SNAM and based on the provisions of the loan contracts currently in force between the two companies, SNAM has started the process of refinancing the entire amount of the current financial debt towards ENI with the banking system.

The Company appointed Mediobanca - Banca di Credito Finanziario S.p.A. (**"Mediobanca"**) to act as its financial advisor (the "**Mandate**") in relation to the Transaction, the terms of which include the issue of an opinion (the "**Opinion**") regarding the fairness of the Price from a financial point of view.

It should be noted that Mediobanca (i) is acting as financial advisor and therefore has not provided and does not provide any advisory services which regard, including but not limited to, legal, accounting, taxation, industrial, environmental or technical aspects, (ii) is part of a leading banking group and its group companies are involved in a wide range of financial transactions, both as principal and as agent. It is therefore possible that any of Mediobanca, its subsidiaries and/or associated companies and any client of the banking group to which it belongs may have entered into agreements or hold interests or otherwise have carried out transactions involving financial instruments covered by this Opinion. Mediobanca will receive a fee for the preparation of this Opinion; Mediobanca has provided in the past and may provide in the future investment banking services to, and received and may receive remuneration from, the group headed up by ENI and/or SNAM.

The Opinion has been prepared for internal and exclusive use of the Board of Directors of ENI that, pursuant and under the terms of the provisions of the Mandate, may rely on it in taking its decisions. Without prejudice to the foregoing, the Opinion: (i) may not be published or disclosed, in whole or in part, to third parties (other than the Board of Directors of ENI) or used for purposes other than those indicated in the Opinion itself and in the Mandate, without prior written consent of Mediobanca or where required to do so under laws or regulations or at the request of any market authority or any other competent authorities; (ii) is

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addressed exclusively to the Board of Directors of ENI, therefore no-one, with the exception of the recipients of the Opinion, is authorized to rely on the contents of the Opinion, and consequently any opinion of a third party on the quality and profitability of the Transaction will remain exclusively the competence and responsibility of such party.

The conclusions set out in the Opinion are based on the totality of the terms and conditions contained therein, and therefore no part of the Opinion may be used separately from the Opinion as a whole. Mediobanca does not assume any direct and/or indirect liability for losses which may arise from the improper use of the information contained in the Opinion.

The Opinion is aimed at providing an opinion with respect to the fairness of the Price from a financial point of view and under no circumstances are the evaluations contained in the Opinion to be used in a context other than that under consideration.

Each of the methods of evaluation chosen for the preparation of the Opinion, while representing recognized methods normally used in valuation practice both in Italy and internationally, has in any event intrinsic limitations. Furthermore, the Opinion contains assumptions and estimates considered by Mediobanca to be reasonably appropriate, once again with reference to Italian and international practice, which have been determined on the basis of the Information and Documentation (as defined below) supplied by ENI and the Target.

In performing the Mandate, in the preparation of the Opinion and in all the works carried out, Mediobanca has relied on:

(i) the truthfulness, completeness and accuracy, from all aspects, of the documents, data and information used, the indications received an discussions with the management ("**Information**"), including the Documentation (as defined below), provided by or on behalf of ENI; therefore Mediobanca did not carry out, neither had the duty, either directly or indirectly any autonomous verification, tests and/or independent analysis thereof;

(ii) the fact that the Business Plan (as defined below) has been prepared on the basis of reasonable assumptions and reflects the most accurate assessment possible by the management of the Target in relation to future developments of the activities of the Target.

Mediobanca therefore does not assume any liability in relation to the truthfulness, completeness and accuracy of the Information used for the preparation and drafting of the Opinion.

In any case, with this Opinion Mediobanca does not express any opinion on the economic value and/or the market price which the Target may have in the future nor may anything indicated in the Opinion be considered as a guarantee or an indication of future economic or financial results of the Target.

The conclusions drawn are based on the considerations made as a whole. The valuations should not be considered individually, but interpreted as an inseparable part of a unique valuation process. Accordingly, the individual parts of this Opinion may never be used separately from the opinion in its entirety. Mediobanca does not assume any direct and/or indirect responsibility for damages resulting from misuse of the contents enclosed in the Opinion.

The Opinion necessarily refers, given the evaluation criteria used, to present economic and market conditions taking adequately into account current economic and financial volatility. In relation to this, it is understood that subsequent developments in market conditions, economic and financial forecasts and in the other Information on which the Opinion is based, may have a significant effect on the conclusions of the Opinion. Mediobanca, for its part, does not assume nor will it have any duty or obligation to update or review the Opinion or re-confirm its conclusions.

In the preparation of this Opinion, Mediobanca assumed that the Transaction will be completed in accordance to the terms and conditions of the Term Sheet, without substantial changes, and once all the requisite regulatory and procedural approvals have been obtained by ENI.

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Mediobanca has also based its assessment, *inter alia*, on the assumption that in the period between 31 December 2011 and the date of the Opinion no substantial changes have occurred in the economic and financial situation of SNAM excluding the items referred to below.

Finally, the Opinion does not constitute an offer to the public, advice or a recommendation to purchase or sell any financial product. Moreover, neither the opinion nor any of the considerations contained herein, nor any of the conclusions contained in this document may in any way be attributed to any expression of opinion by Mediobanca on the financial situation of ENI and SNAM and/or on the financial sustainability of their business plans.

1. Documentation used

In carrying out the Mandate, Mediobanca has examined, among others, the following documentation (the **"Documentation"**):

- Decree of the President of the Council of Ministers on the unbundling of SNAM by ENI dated 25 May 2012;
- SNAM's approved consolidated financial statements for 2011;
- SNAM's approved consolidated financial results for the three months ended 31 March 2012;
- "2012-2015 Strategy and Targets" presentation to financial analysts (March 13, 2012);
- term sheet proposed by CDP regarding the acquisition of ENI's stake in SNAM (Draft at 29 May 2012);
- 2012-2015 plan – Business review (24 November 2011) (the **"Business plan"**);
- 1st forecast 2012/final 1Q 2012 – Business Review (23 April 2012);
- Supporting documents for SNAM's management presentation, San Donato (May 25, 2012);
- Summary of key terms of €11bn term and revolving credit facilities (Draft at 24 May 2012).

Mediobanca has also participated in a management presentation held by the management of SNAM in order to clarify the scope and the main assumptions underlying the Business Plan and the expectations regarding performances of the Target and the reference sectors.

As already mentioned, please note that any change, amendment and/or update to the Documentation, and also the Information used in preparing the Opinion, may render the contents of this Opinion outdated and no longer relevant.

2. Identification of valuation methodologies

2.1. Introduction

A brief summary of the valuation analyses performed as support to the preparation of the Opinion is given below. It should be noted, however, that this summary is not a description of the entire valuation process as the valuation process is a complex procedure which takes into account a plurality of factors, analyses and considerations. Hence the use of the individual parts of the valuation (or of the summary shown below) may provide a misleading or incomplete view of all the analysis conducted.

In order to prepare this Opinion, methodologies in line with international and national practice were adopted. As mentioned above, these methodologies should not be considered individually but interpreted as an inseparable part of a single valuation process. Use of the results obtained by each methodology on an individual basis, rather than based on a complementary relationship, will result in a loss of significance for the valuation process.

Finally, the valuations represented in the Opinion have been conducted on a stand-alone and going concern basis.

2.2. Valuation methodologies used

Based on the considerations set forth above and in view of the characteristics of SNAM, its type of business,

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reference markets and the regulatory framework in which it operates, the methodologies identified to prepare the Opinion are:

- market prices;
- the discounted cash flow ("DCF") method;
- the market multiples method;
- the comparable transactions method.

2.3. Market prices

The observation of market prices was one of the main methods used in the preparation of the Opinion, given SNAM's substantial market capitalization, the high level of the free float and the liquidity of the stock, and the significant time horizon of stock market prices available since the company was listed in 2001.

The following in particular were considered:

- the official market price of the SNAM stock as recorded at 25 May 2012 (the date on which the DPCM was published);
- the official prices weighted for daily volumes calculated considering the time horizons of one, three and six months before the date of publication of the DPCM (inclusive).

The observations considered were adjusted, where applicable, to take into account the distribution of a dividend of €0.14 per share (balance of the interim dividend 2011) which took place on 21 May 2012.

Based on the observation of market prices, a range of between €3.19 and €3.37 per SNAM share has been identified.

2.4. DCF methodology

DCF was one of the main methodologies in the preparation of the Opinion, in view of the activities performed by the SNAM group and the specific features of the group's various business areas.

In order to determine the value of the economic capital of SNAM, the consolidated expected unlevered free cash flows ("UFCF") derived from the Business Plan were discounted at the weighted average cost of capital ("WACC") to reflect the related risk profile.

The Terminal Value ("TV") was estimated by considering the following aspects:

- estimated value of the RAB at 2015;
- estimated net present value at 2015 of the extra remuneration granted by the regulator for some investments made prior to 2011 and for others to be made over the Business Plan time horizon;
- estimated net present value of future utilization of the remaining deferred tax provision at 2015.

The UFCF and the TV have been discounted assuming a WACC between 5.5% and 6.0%, which reflects SNAM's weighted average cost of capital, i.e. the minimum rate of return that the Target should be able to offer its lenders, both shareholders and financial creditors. A sensitivity analysis on the value of the RAB at 2015 was also carried out, considering a pemium of 1.5% and 3% (*inter alia* to capture the impact of potential operational/financial outperformances), and on key parameters in the calculation of the WACC.

The Enterprise Value ("EV"), calculated as the sum of the present value of the UFCF and the present value of the TV, was then adjusted in order to determine SNAM's equity value considering: net financial position, employees' and environmental liabilities, and minority interests as at 31/12/11. The total adjustments also included: investments consolidated using the equity method, costs related to the refinancing process (net of taxes), and the dividend paid on 24 May 2012 (total adjustments being defined as the "**Bridge EV to Equity Value**").

The application of the methodology implies a range of values per SNAM share from €3.24 to €3.56.

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2.5 Market multiples methodology

Mediobanca has also performed an analysis based on comparable companies considering other European regulated utilities, for control purposes only with respect to the main methodologies described above.

The comparison with SNAM has been evaluated with respect to the industry in which SNAM operates, operations under a regulated regime and certain financial and earnings information in the public domain compared with the same information for SNAM. The comparable companies identified for SNAM are: Elia, Enagas, Fluxys, National Grid, Red Electrica, REN and Terna.

The most significant and frequently used ratio, both in professional practice, in the industry in question and from the market, is the EV to EBITDA ratio ("EV/EBITDA").

The market multiples methodology was then applied using the EV/EBITDA multiples of the comparable companies identified above and the business plan and market consensus estimates of SNAM's EBITDA for the years 2012-2013.

The estimated EV was then adjusted to determine the equity value of SNAM, taking into consideration the items of the Bridge EV to Equity Value.

Even though the sample is made up of regulated utilities, however, the companies taken into account show differences in terms of business profile, profitability and growth expectations as a result of the different regulations in force and the regulatory frameworks in which they operate.

The application of the methodology implies a range of values per SNAM share from €2.82 to €3.02.

2.5. Comparable transactions methodology

As an additional control methodology, Mediobanca has used publicly available financial and earnings data for European companies subject to transfer of control in sectors similar to that in which SNAM operates by type of assets and risk profile.

In particular, the EV implied in the price paid was observed in relation to the EBITDA generated by the acquired company as reported in the financial year prior to announcement and to the RAB (regulated asset base) recognized by the regulatory framework in force.

These ratios are the most important and frequently used in professional practice and in the industry in question. These multiples were applied to SNAM's EBITDA and RAB 2011.

It should be noted that the price agreed in the transactions examined was subject of negotiations between the parties involved and is therefore strictly linked to and influenced by all the terms and conditions and contractual agreements entered into between the parties; this methodology is also impacted by the macroeconomic environment, financial markets and by changes in the conditions of access to credit.

The estimated EV was then adjusted to determine the equity value of SNAM, taking into consideration the items of the Bridge EV to Equity Value.

The application of the methodology implies a range of values per SNAM share from €3.15 to €3.74.

3. Main difficulties and limitations of the valuation

The main limitations and difficulties of the valuation include the following issues:

- the valuation was carried out *inter alia* using forecasts of earnings and financial data taken from the Target's Business Plan. Such data are, by their nature, inherently uncertain; the Target also operates

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in regulated sectors and the Business Plan assumes the continuation of both the current tax and regulatory frameworks. Accordingly, i) changes in the forecast data, and ii) changes in the regulatory and tax assumptions could impact significantly on the results of the valuation, including in view of the current volatility of the economic and financial environment;

- the Target operates in a sector influenced by the energy macro scenario: the main assumptions underlying the Business Plan may, *inter alia* in relation to the variability of the macroeconomic scenario, present significant changes from the current and/or the future market conditions, with possible significant impact on the results of the valuation;

- the development projects included in the Target's Business Plan rely on specific assumptions regarding the projects' timing of approval and implementation, the anticipated expenses and expected profitability, which by their nature, may vary, including significantly, and impact also significant on the valuation accordingly.

4. Conclusions

Based on the considerations in the Opinion and taking into account the need for a single and unitary summary of the complex valuations conducted, made on the basis of our experience and on the assumptions and limitations stated above, it is considered that the Price is fair from a financial point of view.

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Morgan Stanley Bank
International Limited

Milan Branch

Palazzo Serbelloni
Corso Venezia, 16
20121 Milano

telefono +39 02 7633.1
facsimile +39 02 783057

Morgan Stanley

30 May 2012

Board of Directors
Eni S.p.A.
Piazzale Mattei, 1
Roma

Members of the Board:

We understand that Eni S.p.A. ("***Eni***") and Cassa Depositi e Prestiti S.p.A. ("***CDP***") propose to enter into a term sheet, substantially in the form of the draft dated May 30, 2012 (the "***Term Sheet***"), which provides for, among other things, the acquisition by CDP from Eni of a number of ordinary shares of Snam S.p.A. ("***Snam***"), which we understand corresponds to 30% minus one share of the Snam's voting share capital for a consideration of Euro 3.47 (the "***Consideration***") per Snam ordinary share (the "***Proposed Transaction***").

For the purposes of this letter, the ordinary shares representing from time to time the ordinary outstanding share capital of Snam are defined as "Snam Shares" and each of these shares is defined as a "Snam Share". The terms and conditions of the Proposed Transaction are more fully set forth in the Term Sheet.

We understand that the purpose of the Proposed Transaction is to comply with Decreto del Presidente del Consiglio dei Ministri dated May 25, 2012 (the "***DPCM***") regulating the disposal from Eni of its controlling shareholding in Snam, pursuant to Law Decree 1/2012 dated January 24, 2012, which implements the "ownership unbundling" model of the regulated gas network from the production and supply of gas as set forth by the EU Directive 2009/73/CE.

In order to preserve a stable core shareholding structure for Snam, the DPCM provides for, among other things, the sale from Eni to CDP of a shareholding in Snam no lower than 25.1% of the Snam's share capital.

Based on your indications, the "Proposed Transaction" can be qualified as "related parties transaction" pursuant to Consob Regulation n. 17221 of March 12, 2010 (as subsequently amended) containing Italian law provisions regarding related parties

Iscritta al Registro delle Imprese di Milano al n. 13235350152
Iscritta al R.E.A. di Milano al n. 1630790 - Codice Fiscale e Partita IVA 13235350152
Iscritta all'albo degli Enti Creditizi al n. 5459 - Codice ABI 3152

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Morgan Stanley Bank International Limited
25 Cabot Square, Canary Wharf, E14 4QA Londra
Capitale Sociale Lire Sterline 1.295.000.000 S.V. Lire Sterline 750.000.000

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transactions (the **"Regulation"**), and the relevant "Related Parties Proposed Transactions Procedure", adopted by Eni in November 2010, as subsequently amended (the **"Procedure"**). In addition, the Proposed Transaction is above the size threshold provided for in the Procedure which qualifies it as "a transaction of greater importance" pursuant to the Regulation and the Procedure. Therefore, the decision making procedure that Eni shall adopt for the purpose of possibly executing the final agreements relating to the Proposed Transaction provides that the responsibility for deciding by resolution whether or not to proceed with the Proposed Transaction is reserved to Eni's Board of Directors and that the Board of Directors shall require the prior motivated and positive opinion of the Internal Control Committee of Eni in relation to the corporate interest of Eni in executing the Proposed Transaction and the convenience and substantial fairness of the Proposed Transaction's conditions. Pursuant to the Regulation and the Procedure, the Board of Directors and the Internal Control Committee may seek the advice of independent experts.

On the basis of the criteria set forth in the Regulation and the Procedure, you selected us as an independent expert and you asked our opinion on whether the Consideration to be received by Eni for each Snam Share is fair, from a financial point of view, to Eni on the basis of the methodologies and evaluation principles we consider to be generally used and in line with the market practise in each such case for transactions of this nature.

For purposes of the opinion set forth herein, we have:

(a) reviewed the Term Sheet;

(b) reviewed the DPCM;

(c) reviewed certain publicly available financial statements and other business and financial information of Snam;

(d) reviewed certain internal financial statements and other financial and operating data concerning Snam;

(e) reviewed certain financial projections prepared by the management of Snam;

(f) attended Snam Management's Presentation on May 25, 2012 and discussed the past and current operations and financial condition and the prospects of Snam with senior executives of Snam;

(g) reviewed the reported prices and trading activity for Snam Shares;

(h) compared the financial performance of Snam and the prices and trading activity of Snam Shares with that of certain other publicly-traded companies comparable with Snam;

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(i) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(j) reviewed the target prices published by equity research analysts covering Snam;

(k) participated in certain discussions and negotiations among representatives of Eni and CDP and their respective financial and legal advisors; and

(l) performed such other analyses reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by Snam and Eni, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Snam of the future financial performance of Snam. In addition, we have assumed that the Proposed Transaction will be consummated in accordance with the terms set forth in the Term Sheet without any waiver, amendment or delay of any terms or conditions. Morgan Stanley Bank International Limited, Milan Branch ("***Morgan Stanley***") has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Proposed Transaction. We are not legal, tax, regulatory or actuarial advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Eni and Snam and their respective legal, tax, regulatory or actuarial advisors with respect to legal, tax, regulatory or actuarial matters. We have not made any independent valuation or appraisal of the assets or liabilities of Snam, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

This opinion does not address the merits associated with Eni's participation in the Proposed Transaction and nor does assess the appropriateness of the conditions in which this Proposed Transaction is being concluded. Importantly, in arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving Snam or its shares.

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We have acted as financial advisor to the Board of Directors of Eni in connection with the Proposed Transaction and will receive a fee for our services, which is contingent upon the closing of the Proposed Transaction.
As disclosed to you in the context of the assessments relating to our independence, in the two years prior to the date hereof, we have provided financial advisory and financing services for Eni and Snam and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to Eni and Snam in the future and expects to receive fees for the rendering of these services. Moreover, in the ordinary course of our securities underwriting, trading, brokerage, foreign exchange, commodities and derivatives trading, prime brokerage, investment management, financing and financial advisory activities, Morgan Stanley or its affiliates may at any time hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for our own account or the accounts of customers, in debt or equity securities or loans of Eni, Snam or any other company or any currency or commodity that may be involved in the Proposed Transaction or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley employees in accordance with our customary practice. This opinion is for the information of the Board of Directors of Eni only and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Eni is required to make in connection with the Proposed Transaction pursuant to the Regulation. This opinion is not addressed to and may not be relied upon by any third party including, without limitation, employees, creditors or shareholders of Eni. In addition, this opinion does not in any manner address the prices at which the Snam Shares or securities of Eni will trade after the date hereof.

Valuation methodologies and analysis

In order to fully comply with the disclosure obligations set forth in the Regulation, we report below a brief summary of the main analyses and financial valuations that we have deemed useful in connection with the preparation of this opinion.

Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. ***It is important to note that the preparation of a financial opinion is a complex process and does not lend itself to a partial analysis or summary description.***

In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and, consequently, opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other

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assumptions. As a result, the ranges of valuations resulting from any particular analysis described herein should not be taken to be Morgan Stanley's view of the actual value of Snam or its securities. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Snam or any other party involved with the Proposed Transaction and may have a significant degree of uncertainty. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may turn out to be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described below in connection with the Proposed Transaction solely as part of its analysis of the fairness of the Consideration from a financial point of view to Eni in connection with the delivery of its opinion dated May 30, 2012 to Eni's board of directors. These analyses do not purport to be appraisals and do not in any manner address the prices at which the ordinary shares of Eni or Snam will trade following consummation of the Proposed Transaction.

Summary of valuation methodologies

In conducting our analyses, we have adopted valuation methodologies which we consider to be generally used and in line with the market practice for valuation exercises of this nature. We have had to adapt these valuation methodologies to take into account (i) the specific features of the Proposed Transaction and (ii) certain limitations and critical elements we have encountered, some of which are set out herein.

In rendering this opinion, we have adopted the discounted cash flow (DCF) analysis as the primary valuation methodology for Snam in light of the regulated nature of the businesses carried out by Snam. Such valuation methodology has been compared, in order to verify its results, with the analysis of (i) the historical trading prices of the Snam Share, (ii) the market multiples of comparable companies, (iii) the implicit multiples in previous transactions of a similar nature, and (iv) the target prices published by equity research analysts covering Snam.

Some of the following summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Discounted Cash Flow Analysis

The Discounted Cash Flow methodology is generally recognized as a primary valuation methodology for regulated businesses characterized by high visibility of future cash flows.

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For the purposes of the analysis, Morgan Stanley utilized the consolidated financial projections for the calendar years 2012 - 2015 prepared by the management of Snam. The terminal value of Snam was assumed to be equal to the expected value of the regulated asset base of Snam as of December 31, 2015 adjusted to take into account the allowed extra returns on the incentivized capital expenditure. Morgan Stanley calculated the net present value of the unlevered after tax free cash flows of Snam for the years 2012 through 2015 and of the terminal value in the year 2015. These values were discounted at a Weighted Average Cost of Capital (WACC) ranging from 6.25% to 6.75%, which reflects assumptions that are consistent with market benchmarks relating to the cost of debt and the cost of equity capital of Snam. The values derived from the DCF analysis were adjusted to take into account the net financial position, other relevant liabilities and associates, where considered material, as of December 31, 2011 and the ordinary dividend paid by Snam on May 21, 2012. Sensitivity analyses were also carried out with reference to WACC and to the terminal value.

The above described methodology implies a range of values for Snam Share between €3.18 and €3.61.

Trading Range Analysis

Morgan Stanley performed a trading range analysis with respect to the historical official prices of Snam Shares. Morgan Stanley reviewed the range of volume weighted official prices of Snam Shares for various periods ending on May 25, 2012. The official prices of Snam Share were adjusted to take into account the dividend of €0.14 per Snam Share paid out on May 21, 2012. Morgan Stanley observed the following:

Period Ending on May 25, 2012	Official Price Average	Premium / (Discount) % Implied by the Consideration on Official Price Average
Last	€3.19	8.7%
Last 30 Days	€3.27	6.3%
Last 90 Days	€3.37	3.1%
Last 180 Days	€3.32	4.6%

Comparable Company Analysis

Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley compared certain financial information of Snam with equivalent publicly available consensus estimates for companies that shared similar business characteristics such as other European regulated utilities (the "*Comparable*

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Companies"). These companies included the following: Elia, Terna, National Grid, Fluxys, Red Eléctrica de España, Enagas and REN-Redes Energeticas Nacionais.

No company utilized in the comparable companies analysis is perfectly comparable with Snam. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to the different industry, operating and financial profile of the companies analysed.

For purposes of this analysis, Morgan Stanley analyzed for each of these companies the ratio of Enterprise Value, to estimated earnings before interest, taxes, depreciation and amortization ("***EBITDA***") for calendar years 2012 and 2013 (in each case, based on publicly available consensus estimates). Based on the analysis of the relevant metrics for each of the Comparable Companies, Morgan Stanley selected representative ranges of financial multiples and applied these ranges of multiples to the relevant Snam financial statistic.

It is worth noting that multiples of Comparable Companies are based on trading market prices of the related shares, and, as such, they do not reflect any control premium and are affected by external factors and the volatility of the financial markets.

The above described methodology implies a range of values for a Snam Share between €2.82 and €3.33.

Analysis of Precedent Transactions

Morgan Stanley performed a precedent transactions analysis, which is designed to derive the implied value of a company from publicly available financial terms and premia of selected transactions that share some characteristics with the Proposed Transaction. In connection with its analysis, Morgan Stanley compared publicly available statistics for select regulated utilities transactions occurring since 2008 in the European market.

For each selected precedent transaction, Morgan Stanley estimated: (1) the implied premium of the transaction Enterprise Value to the acquired company's reported regulated asset base; and (2) the ratio of the transaction Enterprise Value to the EBITDA of the acquired company reported in the fiscal year before announcement.

Morgan Stanley selected representative ranges of implied premia and financial multiples of the transactions and applied these ranges of premia and financial multiples to the relevant Snam financial statistic.

It is worth noting that the consideration agreed in the precedent transactions was negotiated by the parties and, therefore, it is strictly connected and affected by the terms and conditions and the contractual agreements entered into among the parties;

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therefore, the results deriving from the application of the precedent transactions multiples methodology are affected by this factor. In addition, this valuation methodology is affected by the trends of the M&A market and by a significant heterogeneity of the examined situations.

The above described methodology implies a range of values for Snam Share between €3.11 and €3.75.

Equity Research Analysts' Price Targets

Morgan Stanley reviewed and analyzed future public market trading price targets for Snam Share prepared and published by equity research analysts in the period between February 14, 2012, and May 21, 2012. These targets reflect each analyst's estimate of the future public market trading price of a Snam Share and are not discounted to reflect present values. The range of undiscounted analyst price targets for a Snam Share was €3.40 to €4.30.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for a Snam Share and these estimates are subject to uncertainties, including the future financial performance of Snam and future financial market conditions.

Critical considerations

There are a number of critical considerations to be taken into account in reviewing this opinion, among which we wish to highlight the following:

- Snam operates in a regulated sector and changes in the applicable regulatory framework at European Union, Italian national or local level, or other changes in the applicable regulations, such as tax, adopted by the relevant authorities, may have a significant impact on Snam's future financial performance and on the value of the Snam Shares;

- The Transaction is aimed at complying with the DPCM as referred to in the premises of this opinion. The requirements set forth by the DPCM have restricted the ability of Eni to dispose of its controlling shareholding in Snam soliciting interests from other parties with respect to the acquisition of Snam, a business combination or other extraordinary transactions involving the company;

- The implementation by the Italian Government of the EU Directives concerning common rules for the internal market in electricity and natural gas

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(through Legislative Decree 93/2011 dated June 1st, 2011), required Snam to conform to the Independent Transmission Operator ("ITO") model, which provides for the operation and decision making separation of the transporter from the vertically integrated business (i.e. Eni) marketing the gas. As a result of such model, Eni, despite being the controlling shareholder of Snam, has limited ability to exercise its control over the management of Snam and therefore influence the business and financial performance of Snam;

- A substantial portion of the value of Snam derived from the Discounted Cash Flow methodology relies on the terminal value of Snam;

- The current negative macro economic outlook and the high volatility of the financial markets, concerning in particular certain peripheral European countries , creates significant uncertainty over the macro economic, business and financial assumptions underlying our valuation analysis for Snam Shares.

Conclusions

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be paid to Eni for each Snam Share which is the subject of the Proposed Transaction, is fair from a financial point of view to Eni.

Very truly yours,

Morgan Stanley Bank International Limited (Milan Branch)

By:

Name Paul Schapira
Title: Managing Director

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Strictly private and confidential

Milan, 29 may 2012

To the kind attention of the Internal Control Committee

Fairness opinion in relation to the disposal by Eni S.p.A. to Cassa Depositi e Prestiti S.p.A. of the a portion of the stake held in SNAM S.p.A., in the context of the ownership unbundling regulation

Dear Members of the Internal Control Committee,

on 29 May 2012, the Internal Control Committee of Eni S.p.A. (in the following pages referred to as "CCI" and "Eni", respectively) has to express its reasoned opinion on the terms of the agreement relating to the transfer to Cassa Depositi e Prestiti S.p.A. ("CDP" and, together with Eni, the "Parties") of a portion of the stake held by Eni in SNAM S.p.A. (hereinafter "SNAM"), equal to 30% less one share of the voting shares, as part of the ownership unbundling of the latter (hereinafter the "Transaction"), as indicated in a draft Term Sheet ("Term Sheet") agreed by the Parties on a non-binding basis since it has not yet been signed by duly authorized legal representatives of the Parties, in accordance to the procedure in use for related party transactions.

The Transaction is part of a set of commitments of Eni, arising from the execution of Decree 24 January 2012, no. 1 (the "DL 1/2012"), aiming at introducing, within 18 months from the approval of DL 1/2012, the model of ownership unbundling of SNAM identified by the Legislative Decree 93/2011, issued in adoption of Directive 2009/73 / EC.

In order to regulate the application of DL 1/2012, the Italian President of the Council of Ministers adopted, on 25 May 2012, a Decree of the President of the Council of Ministers (the "DPCM") according to which Eni will have to reduce its shareholding in SNAM, losing

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control in a short timeframe, taking in consideration current market conditions and in any case within the 18-month term indicated into the DL 1/2012. The DPCM also provides that Eni has to dispose to CDP a stake in SNAM not lower than 25.1%, through sales procedures defined by the Boards of Directors of both companies.

In compliance with the provisions of DL 1/2012 and in order to minimize the execution time of the Transaction, Eni and CDP started during the month of May the negotiations necessary to achieve the agreement related to the Transaction. In this context, Eni has granted to CDP the possibility to carry out, at the end of May, the following due diligence activities on SNAM: (i) attendance to management presentation and (ii) access to a dataroom.

Following the enactment of the DPCM, Eni and CDP have reached an agreement on the main terms of the Transaction, as included into the Term Sheet.

Based on the contents of the Term Sheet and the information provided by the Top Management of Eni, the principal economic terms of the Transaction are the following:

i. CDP purchases SNAM's shares corresponding to 30% less one share of the voting shares from Eni
ii. The price to be paid by CDP is equal to Euro 3.47 per share;
iii. The total price will be paid to Eni through three separate installments:
    a. 50% by the closing date (defined as hereinafter);
    b. 25% by 31 December, 2012;
    c. 25% by 31 May, 2013;
iv. Eni will be entitled to receive from CDP interests on the second and third installments, calculated from the closing date;
v. In case of dividend and / or reserves distribution by SNAM after the release of the DPCM, those amounts related to the shares interested by the Term Sheet will be paid by ENI to CDP at the closing date.

The Term Sheet will be submitted for approval to competent corporate bodies of the Parties by 30 May 2012.

The closing of the Transaction could take place on 15 October 2012 or, if later, when all conditions precedent indicated in the Term Sheet will be fulfilled.

***

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The Transaction represents a transaction with related parties, to which (i) the Regulation containing provisions for transactions with related parties, adopted by Commissione Nazionale per le Società e la Borsa ("CONSOB") with Resolution no. 17221 dated 12 March 2010 and subsequently amended by the Resolution no. 17389 dated 23 June 2010 (hereinafter the "Regulation") and (ii) the System Management Guideline "Transactions Involving the interests of the Directors and Statutory Auditors and transactions with related parties" issued by Eni on 19 January 2012, apply.

According to the provisions mentioned above and in consideration of the expected economic terms, the Transaction results as a transaction with a related party of significant importance, in relation to which *"a committee, also specially formed, composed exclusively of unrelated, non-executive directors, mostly independent"* is: (i) required to give *"a reasoned and not binding opinion on the interest of the company in the completion of the transaction and the convenience and substantial correctness of the underlying terms"* and, as mentioned, (ii) involved in the negotiation phase and the enquiry phase through the receipt of a complete and timely information flow, with the right to request additional information and make observations to the delegated bodies and the bodies in charge of the enquiry and of the conduction of negotiations (pursuant to Article 8 of the Regulation). As a consequence, the approval process that Eni should carry-out to eventually sign the final agreements in relation to the Transaction is the one indicated above for transactions of significant importance which, with regards to the resolution (reserved to the corporate jurisdiction of the Board of Directors of Eni), requires the preemptive reasoned positive opinion of the Internal Control Committee of Eni, which must give its opinion with reference to the interest of Eni for the Transaction and the convenience and fairness of the conditions thereof.

The CCI has exercised the possibility, provided in CONSOB's regulations, to be assisted by one or more independent advisors selected by the CCI in the preparation of the opinion.

Eni, as indicated by the CCI, has brought in Rothschild S.p.A. (hereinafter "Rothschild") as financial advisor to the CCI in relation to the Transaction in order to (i) assist the CCI in the negotiation phase (paragraph 1.1 a) of the engagement letter) and (ii) provide an opinion on the fairness from a financial standpoint of the price of the Transaction (the "Opinion") as stated in the engagement letter in paragraph 1.1 b). The mandate was formalized with the engagement letter dated 25 May 2012, that is specifically and entirely invoked here for the regulation of terms and conditions that govern the relationship under which this Opinion is provided.

***

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Sources in use

In carrying out the analyses for the formulation of this Opinion, Rothschild relied on information received from Eni or publicly available as well as data and information acquired through the management presentation held by SNAM on 25 May 2012 (the "Information") including, inter alia, the following:

(a) *Draft Term-sheet transmitted by Eni to Rothschild on 26 May 2012;*

(b) *SNAM's Business Plan for the period 2012-2015 dated 24 November 2011 (the "Business Plan");*

(c) *Business review dated 23 April 2012 related to 1st Forecast 2012 – Actual 1Q 2012;*

(d) *SNAM's Management Presentation to CDP dated 25 May 2012;*

(e) *SNAM 2011 Consolidated Financial Statements and 1Q 2012 financial results as of 31 March 2012;*

(f) *Other publicly available information, specialized databases (Bloomberg, Factset) and broker reports prepared by investment banks.*

Rothschild assumed in the preparation of the Opinion that the economic and financial terms shown in the draft Term Sheet transmitted to Rothschild and / or communicated by the Top Management of Eni are equivalent to those provided in the Term Sheet to be submitted for approval to the Parties. Rothschild also did not have access to the share purchase agreement which will be prepared on the basis of the Term Sheet, in consideration of the fact that it is still under negotiation between the Parties. Therefore the conclusions expressed in the Opinion cannot be considered valid if the Term Sheet and the final share purchase agreement will include changes to the terms and conditions able to alter the analysis underlying to the fairness opinion.

Rothschild has assumed that all information supplied by Eni and / or SNAM, and all publicly available information is accurate, truthful and complete, and - consistently with its mandate – did not assessed the reliability of such information, or the validity of the legal relationships underlying to the activity performed by Eni and SNAM under which historical and perspective information was acquired and elaborated.

Any financial estimate and projection that Rothschild used in the preparation of the Opinion has been prepared and / or otherwise provided by Eni and / or SNAM or extracted from publicly available information, or obtained by Rothschild on the basis of discussions held

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with Eni and / or SNAM. Rothschild does not assume any liability in relation to such estimates and projections, nor with respect to the sources from which such data are sourced. Moreover, with respect to all financial, economic and balance-sheet information provided by Eni and / or SNAM, Rothschild assumed that it has been prepared according to criteria of reasonableness and that reflect the best available estimates and judgments identified by Eni and / or SNAM. In particular, Rothschild relied on the fact that no reference to any event or situation which could, even potentially, significantly influence the data and information provided to Rothschild was omitted.

As a consequence, potentially significant differences from the conclusions set out in this Opinion could result from any inaccuracies, errors or omissions in the data, documentation or information provided to Rothschild.

In addition, Rothschild does not assume any obligation to update this Opinion in case the underlying information or the assumptions would change.

***

Valuation methodologies adopted

In preparing the Opinion, Rothschild has applied different valuation methodologies commonly used in the Italian and international best practices, taking into account SNAM's fundamental value incorporated into the Business Plan and additional Information provided by Eni, using as main valuation method the discounted cash flows (Unlevered Discounted Cash Flow or "DCF") and, as a control methodologies, SNAM's share price performance in the period before the release of the DPCM, current trading multiples related to comparable companies to SNAM, recent comparable transactions multiples and the value of SNAM's infrastructures recognized by the regulator.

The reference date for the valuation underlying this Opinion is 25 May 2012, in line with the effective date of the Transaction provided into the Term Sheet.

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Unlevered Discounted Cash Flow Methodology

With reference to the main valuation method (DCF), Rothschild has calculated the present value of future operating cash flows of SNAM, using the Business Plan as a reference source.

In particular, the extrapolation of the cash flows described above was mainly aimed at including any operational or financial underperformance or overperformance, expected by SNAM's management in the next 4 years on top of the yield normally recognized by the regulated tariffs.

The value of SNAM as of 31 December 2015 ("Terminal Value") was estimated on the basis of the expected value of the regulatory asset base ("RAB") at the end of the Business Plan and the possible impact of additional overperformace / underperformance after the Business Plan period has been included through sensitivity analysis.

The operating cash flows of the Business Plan and the Terminal Value were discounted using appropriate discount rates calculated on the basis of the weighted average cost of capital of SNAM.

The application of this methodology led to the estimation of a valuation range for SNAM's shares between Euro 3.10 and Euro 3.43 per share.

Analysis of SNAM's share price

As a control methodology, Rothschild has also analyzed the price of SNAM's shares in the twelve months prior to the release of the DPCM.

The application of this method has led to the following volume-weighted average prices of SNAM's share in different timeframes: (i) twelve months equal to Euro 3.37, (ii) six months equal to Euro 3.31, (iii) three months equal Euro 3.36 and (iv) one month equal to Euro 3.26.

Current trading multiples methodology

Moreover, as control methodology, Rothschild analyzed a panel of listed companies operating in the field of regulated gas and electric transport infrastructures which, according to Rothschild, are comparable with SNAM. In particular, Rothschild used the following

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sample of comparable companies: Elia, Terna, Red Electrica, National Grid, Enagas, Fluxys, REN, United Utilities, Pennon and Severn Trent.

However, we point out that such companies show significant differences in terms of:

i. Reference regulatory framework;
ii. Reference markets other than Italy, as they all operate, with the exception of Terna, in other European countries;
iii. Diversified portfolio of infrastructure assets, not being all operating in the gas sector and in particular in the businesses of transmission, distribution, storage and regasification;
iv. Differences in the portfolio of infrastructures, including: different useful life, capacity, morphology of the territory, dispatching profile.

Furthermore, it should be noted that the methodology of trading multiples does not factor into the evaluation certain specific items of the company being analyzed such as, for example, non-recurring tax items, different growth profile and medium term profitability.

Based on estimates of financial analysts and other publicly available information, Rothschild has analyzed, *inter alia*:

- Enterprise Value of main companies in the sample (Terna, Enagas, REN and United Utilities), as a multiple of the value of infrastructures considered by the regulator in the calculation of the tariff (RAB), for the year ending on 31 December 2012 (EV/RAB), applied to SNAM's RAB as at 31 December 2012.
- Enterprise Value of each company in the sample, as a multiple of gross operating margin (EBITDA) for the years ended on 31 December 2012, 2013 and 2014 (EV/EBITDA), applied to SNAM's EBITDA expected on 31 December 2012, 2013 and 2014.
- Equity Value of each company in the sample, as a multiple of net income for the years ended 31 December 2012, 2013 and 2014 (P/E) applied to SNAM's net profit expected to December 31, 2012, 2013 and 2014.

The application of this methodology led to the estimation of a valuation range for SNAM's shares between Euro 2.91 and Euro 3.43 per share.

Transaction multiples methodology

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Rothschild also reviewed publicly available financial data related to companies involved in recent M&A transactions in the field of gas infrastructures in Europe, focusing on transactions about regulated companies comparable to SNAM.

It should be noted that all the prices agreed in the transactions considered were the result of negotiations between the parties and are therefore strictly linked and influenced by all the terms and conditions as well as contractual agreements between the parties, and as a consequence affect the application of the methodology. Furthermore, this valuation methodology is influenced by elements of time discontinuity related to the trends in the M&A market and a large heterogeneity of the situations analyzed.

In performing this analysis, Rothschild has selected a number of significant transactions involving selected companies comparable to SNAM and compared, among others, the information on such companies with the same information about SNAM in terms of Enterprise Value over RAB (EV/RAB).

The analysis was mainly focused on the comparison on the bases of the RAB, which represents the value attributed to the infrastructure by the regulator for the determination of the tariff. In the international best practices, this item is considered the best proxy of the value of the infrastructures in relation to the sector in which SNAM operates.

The application of this methodology led to the estimation of a price range for SNAM's shares between Euro 2.79 and Euro 3.37 per share.

Analysis of the value of the infrastructure as indicated by the regulator

Finally, Rothschild has analyzed the value of the RAB provided by the Italian regulator.

To this extent, it has been necessary to calculate the value of the equity associated with the RAB ("Equity RAB"), considering as adjustments the value of SNAM financial investments (not included into the RAB), the net debt of the Company and other liabilities (deferred tax, provisions for risks, severance indemnities, etc.) as of the valuation date.

The application of this methodology led to the estimation of an Equity RAB value of Euro 3.17 per share.

***

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Main critical aspects of the analysis

The evaluation of this Opinion cannot disregard the critical issues outlined in this paragraph.

In carrying out the preparatory analysis for the valuation of SNAM, Rothschild:

i. Performed an evaluation of SNAM as a going concern, through the application of valuation methodologies used in the Italian and international valuation best practices;
ii. Attended to the Management Presentation organized for CDP, during which the economic and financial impact arising from the separation of SNAM from Eni has been discussed. In relation to this aspect, the management of SNAM confirmed, and Rothschild has therefore assumed, that no separation costs are materially relevant to SNAM, except for the refinancing at current market conditions of intercompany financing currently granted to SNAM by Eni.

Considering that SNAM is currently negotiating with a pool of banks the refinancing of the debt with Eni, we believe that there are areas of uncertainty regarding: (i) the effective amount of transaction costs and (ii) the cost of financing applied to SNAM. It should be noted that Rothschild was not in the position to take into account the final result of this process, as a consequence in case the conditions would be significantly different from those currently envisaged by the management of SNAM the valuation of the shares could be affected.

It should be noted that at the time of preparation of this Opinion, the European macro-economic situation is characterized by a significant uncertainty that influences stock prices and key parameters for the Euro area. As such parameters are at the basis of the assumptions made by the management of SNAM, underlying to the Business Plan 2012-2015, and of Rothschild's valuation, changes in the macroeconomic scenario would result in significant changes to the results reported herein.

Rothschild assumes that the current Italian regulatory framework will be characterized by consistency with the past and will not be subject to changes that could structurally alter its dynamics. We point out that the activity of SNAM is closely linked to the regulation and, therefore, even partial changes to the calculation of tariffs may considerably influence the profitability and cash generation of the company.

It is worth noting that the Opinion is not based on the share purchase agreement related to the Transaction, that has yet to be negotiated between the Parties, then it is assumed that the economic terms contained therein will be in line with the contents of the Term Sheet.

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As a consequence, the valuation performed by Rothschild in relation to SNAM, assumes that the Parties will sign a contract including final and binding economic terms in line (i) with the Term Sheet and (ii) with the market practice for similar transactions.

It should also be noted that the valuations carried out by Rothschild disregard:

i. Effects of legal, tax, accounting, environmental and regulatory issues related to the completion of the Transaction;
ii. Analyses of possible contingent liabilities resulting from the implementation of the Transaction.

***

Closing remarks

The valuations contained in the Opinion refer to existing economic and market conditions and appraisable at the time of preparation of the Opinion. Therefore, Rothschild has not assumed any liability in relation to potential deficiencies contained in the performed analysis or conclusions attributable to events occurring between the date of this Opinion and the date the execution of the Term Sheet. Since the Opinion refers to existing general and specific economic and market conditions, any subsequent changes that may occur will not constitute for Rothschild any obligation to update, revise or reaffirm the Opinion.

The valuations contained in this document are necessarily based upon Information and market and regulatory conditions acknowledged as of the date of the Opinion; potential changes in reference markets and sectors might lead to significantly different conclusions.

Accordingly, Rothschild is unaware of, and has therefore not assessed, the impact of facts occurred or the effects subsequent to other potential contingencies, including those of regulatory or normative nature, or those connected to Eni and/or SNAM's operating sector or specific situations pertaining to Eni and/or SNAM that entail a revision of economic and financial forecasts and of other financial, economic or balance sheet information which this document is based on. As a result, if the facts mentioned above were to take place and require an adjustment of economic and financial forecasts, of other financial, economic or balance sheet information as well as of specific aspects or technicalities of the Transaction, some of the basic notions expressed in the Opinion would fail to be considered and thus so would the conclusions reached in this document.

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The English version is a courtesy translation only. In case of discrepancies, Italian version of the document shall prevail

This Opinion is for the exclusive use and benefit of the Internal Control Committee of Eni for the sole and specific purpose underlying to the mandate given to Rothschild. Therefore, this Opinion is not aimed at providing any analysis in relation to the proposed Transaction and to the effects and perspectives which arise and / or might arise from the execution of the Transaction for Eni and/or SNAM. Therefore, Rothschild does not assume any liability, direct or indirect, for potential damages caused by a wrong utilization of the information herein contained.

In addition, this document or parts thereof may not be reproduced and / or disclosed in any form without the prior written consent of Rothschild.

Furthermore, Rothschild does not provide any opinion on market prices at which Eni and SNAM's ordinary shares might trade following the execution of the Transaction.

Based upon and subject to the foregoing, Rothschild is of the opinion that, as of the date of this Opinion, the price offered by Cassa Depositi e Prestiti for the acquisition of SNAM's shares is fair from a financial point of view for Eni.

Italian version of the document signed by

Alessandro Daffina	Luca Cicchetti
CEO	*Managing Director*
Rothschild S.p.A.	Rothschild S.p.A.

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ERNST & YOUNG

Reconta Ernst & Young S.p.A.
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The European Commission's regulation on Prospectuses no. 809/2004A, adopted by Consob in Italy under Regulation no. 11971, requires, for the preparation of the disclosure memorandum (the "Disclosure Statement") in connection with significant mergers, acquisitions or disposals by Italian listed companies that, when unaudited pro-forma financial information are presented, the Disclosure Statement contain "a report prepared by the independent auditors stating that in their opinion the unaudited pro-forma financial information has been properly compiled on the basis stated and that basis is consistent with the accounting policies of the Italian listed company". Consob in Italy requires that the independent auditors' report be prepared in accordance with Consob Rule no. DEM/1061609 of August 9, 2001.

Accordingly, an independent auditors' report on the examination of the unaudited pro-forma financial information was issued by the independent auditors of Eni S.p.A., in connection with the preparation of the Disclosure Statement by Eni S.p.A. pursuant to Article 5 of the Regulation adopted by Consob with Resolution no. 17221 of March 12, 2010, as amended by Resolution no. 17389 of June 23, 2010, and pursuant to Article 71 of the Regulation adopted by Consob with Resolution no. 11971 of May 14, 1999, as amended, for the sale of shareholding, held by Eni S.p.A. in Snam S.p.A., equal to 30% minus 1 share of the voting share capital of Snam S.p.A. to Cassa Depositi e Prestiti S.p.A. and the financial transactions related or consequent to it (the "Transaction"), for the sole purpose of the above mentioned Italian regulation. Such report forms part of the Disclosure Statement for the Transaction.

The following is the English language translation of the original Italian independent auditors' report on the examination of the unaudited consolidated pro-forma financial information of Eni S.p.A. under the above mentioned Italian regulation, in connection with the Transaction, and cannot be used for any other purpose.

Independent auditors' report on the examination of the Consolidated Pro-Forma Statements
(Translation from the original Italian text)

1. We examined the statements of pro-forma consolidated balance sheet and income statement (the "Consolidated Pro-Forma Statements"), accompanied by the explanatory notes, of Eni S.p.A. and its subsidiaries (the "Eni Group") as of and for the year ended December 31, 2011.

   Such Consolidated Pro-Forma Statements derive from the consolidated financial statements of the Eni Group as of and for the year ended December 31, 2011, prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union and from the pro-forma adjustments applied to such financial statements and examined by us.

   The consolidated financial statements of the Eni Group as of and for the year ended December 31, 2011 have been audited by us and we have issued our auditors' report on April 4, 2012.

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Ernst & Young

On the basis of the assumptions described in the explanatory notes, the Consolidated Pro-Forma Statements have been prepared to retroactively reflect the effects of the sale of shareholding held by Eni S.p.A. in Snam S.p.A., equal to 30% minus 1 share of the voting share capital of Snam S.p.A. to Cassa Depositi e Prestiti S.p.A. and to also reflect the financial operations related or consequent to it (the "Transaction").

2. The Consolidated Pro-Forma Statements, accompanied by the explanatory notes, as of and for the year ended December 31, 2011 have been prepared pursuant to Article 5 of the Regulation adopted by Consob with Resolution no. 17221 of March 12, 2010, as amended by Resolution no. 17389 of June 23, 2010, and pursuant to Article 71 of the Regulation adopted by Consob with Resolution no. 11971 of May 14, 1999 as amended, in application of Law Decree n. 58/98 concerning the regulations governing Italian listed companies.

   The scope of the preparation of the Consolidated Pro-Forma Statements is to present, in accordance with valuation criteria consistent with the historical financial data and with the applicable regulations, the effects of the Transaction on the consolidated economic results and on the consolidated balance sheet of the Eni Group, as if such Transaction virtually occurred on December 31, 2011 and, with respect to the economic effects only, at the beginning of the year 2011. However, it should be noted that if the Transaction had actually occurred on such dates, the results that are presented herein would not have been necessarily obtained.

   The Consolidated Pro-Forma Statements are the responsibility of Eni S.p.A.'s Directors. Our responsibility is to express an opinion on the reasonableness of the assumptions adopted by the Directors for the preparation of the Consolidated Pro-Forma Statements and on the utilization of a proper methodology in preparing such data. Finally, it is our responsibility to express an opinion on the proper application of the valuation criteria and of the accounting principles.

3. Our examination has been made in accordance with the criteria contained in the Consob Recommendation no. DEM/1061609 of August 9, 2001 for the examination of the pro-forma data, applying the procedures we deemed necessary in the circumstances with respect to the engagement received.

4. In our opinion, the assumptions adopted by Eni S.p.A. for the preparation of the Consolidated Pro-Forma Statements as of and for the year ended December 31, 2011, accompanied by the explanatory notes, to retroactively reflect the Transaction, are reasonable and the methodology utilized for the preparation of the above mentioned pro-forma statements has been properly applied for the information purpose described above. Finally, we believe that the valuation criteria and the accounting principles have been properly applied for the preparation of the Consolidated Pro-Forma Statements.

Rome, June 6, 2012

Reconta Ernst & Young S.p.A.
Signed by: Riccardo Schioppo, partner